Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

SIGMA-ALDRICH CORPORATION,

SIGMA-ALDRICH HOLDING LLC,

SIGMA-ALDRICH ACQUISITION LLC,

BIORELIANCE HOLDINGS, INC.,

CERTAIN SECURITYHOLDERS OF BIORELIANCE HOLDINGS, INC.

and

AVISTA CAPITAL PARTNERS GP, LLC

(solely in its capacity as the Representative)

Dated as of January 8, 2012

3.11	Litigation	28

3.12	Insurance	28

3.13	Real Property	29

3.14	Environmental Matters	30

3.15	Tax Matters	30

3.16	Material Contracts	31

3.17	Labor Matters	33

3.18	Employee Benefits	33

3.19	Intellectual Property	35

3.20	Broker’s Commissions	35

3.21	Related Party Transactions	36

3.22	Bank Accounts	36

3.23	Customers and Suppliers	36

3.24	Service Warranties	36

3.25	Liability Claims	36

3.26	Foreign Operations and Export Control	36

3.27	No Other Representations or Warranties	37

Article 4	REPRESENTATIONS AND WARRANTIES OF SIGNING STOCKHOLDERS	38

4.1	Power and Authority	38

4.2	Due Execution; Authorization	38

4.3	Ownership of Shares	38

4.4	Broker’s Commissions	38

4.5	No Other Representations or Warranties	38

Article 5	REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB	39

5.1	Organization, Good Standing and Other Matters	39

5.2	Authority	39

5.3	No Conflict: Required Filings and Consents	39

5.4	Financial Ability	40

5.5	Investment Intent	40

5.6	Solvency	40

5.7	Broker’s Commissions	40

5.8	Litigation	41

5.9	Activities of Merger Sub	41

5.10	Investigation and Agreement by Purchaser; No Other Representations or Warranties	41

Article 6	COVENANTS OF THE COMPANY	42

6.1	Conduct of Business	42

6.2	Access to Information	44

6.3	Payoff Letters	44

6.4	Exclusive Dealing	44

6.5	Employee Benefit Plans	45

6.6	Section 280G Approval	45

6.7	Drag-Along Rights	45

6.8	Employee List	45

Article 7	COVENANTS OF PURCHASER	45

7.1	Access to Information	45

7.2	Indemnification of Directors and Officers	46

7.3	Employee Matters	47

7.4	Contact with Customers and Suppliers; Communications with Employees	48

7.5	Harwood/Walker Payment	48

7.6	Closing Date Operation of Business	48

Article 8	OTHER COVENANTS AND AGREEMENTS	49

8.1	Efforts to Consummate	49

8.2	Regulatory Matters and Approvals	49

8.3	Public Announcements	51

8.4	Resignations	51

Article 9	CONDITIONS PRECEDENT	51

9.1	Conditions to Each Party’s Obligation	51

9.2	Conditions to Obligation of Purchaser and Merger Sub	51

9.3	Conditions to Obligations of the Company	52

Article 10	INDEMNIFICATION	52

10.1	Survival of Representations, Warranties and Covenants	52

10.2	Indemnification	53

10.3	Claims Procedure; Participation in Litigation	54

10.4	Purchase Price Adjustment	56

10.5	Limitations	56

10.6	Exclusive Remedies	58

Article 11	TERMINATION	59

11.1	Events of Termination	59

11.2	Effect of Termination	60

Article 12	GENERAL PROVISIONS	60

12.1	Updates to Schedules	60

12.2	Representative	60

12.3	Entire Agreement; Amendment	62

12.4	No Waiver	62

12.5	Severability	63

12.6	Expenses and Obligations	63

12.7	Notices	63

12.8	Counterparts	64

12.9	Governing Law	64

12.10	Submission to Jurisdiction; Waivers	65

12.11	WAIVER OF JURY TRIAL	65

12.12	Rights Cumulative	65

12.13	Assignment	65

12.14	Specific Enforcement	65

12.15	Third-Party Beneficiaries	66

12.16	No Employee Benefit Plan Third Party Beneficiaries	66

12.17	Headings; Construction	66

12.18	Non-Recourse	66

12.19	Legal Representation	67

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 8, 2012, is made by and among Sigma-Aldrich Corporation, a Delaware corporation (“Sigma-Aldrich Corporation”), Sigma-Aldrich Holding LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Sigma-Aldrich Corporation (“Sigma-Aldrich Holding,” and together jointly and severally with Sigma-Aldrich Corporation, “Purchaser”), Sigma-Aldrich Acquisition LLC, a Delaware limited liability company and direct wholly-owned Subsidiary of Sigma-Aldrich Holding (“Merger Sub”), BioReliance Holdings, Inc., a Delaware corporation (the “Company”), and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista”), solely in its capacity as the Representative (as defined below), and each of the parties listed on the signature page of this Agreement as a Stockholder (collectively, the “Signing Stockholders”) solely for the purposes of Article 4, Section 6.4, Section 6.7, Article 10 and Article 12 hereof.

RECITALS

WHEREAS, the Company, Purchaser and Merger Sub intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a Subsidiary of Purchaser; and

WHEREAS, the respective boards of directors of the Company, Purchaser and Merger Sub have each approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL and upon the terms and subject to the conditions set forth herein;

WHEREAS, Purchaser, Merger Sub, the Company and the Signing Stockholders desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger; and

WHEREAS, through the execution of this Agreement by the Signing Stockholders, and by written consent in accordance with Section 228 of the DGCL (the “Written Consent”), this Agreement will be adopted, and the transactions contemplated hereby will be approved, by Stockholders holding at least eighty percent (80%) of the outstanding voting stock of the Company.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINED TERMS

1.1 Defined Terms. The following terms shall have the following meanings in this Agreement:

“2011 Bonus Plan” means the 2011 Incentive Compensation Plan (non-sales employees) of the Company Group, as in effect on the date hereof.

“2011 Sales Plan” means the 2011 Sales Incentive Compensation Plan (sales employees) of the Company Group, as in effect on the date hereof.

“Accounting Methodology” means GAAP applied using the accounting principles, methods and practices utilized in preparing the Company’s audited consolidated financial statements at December 31, 2010, applied on a consistent basis with such balance sheet, using consistent estimation methodologies and judgments and with consistent classifications used in such balance sheet, to the extent in accordance with GAAP.

“Adjustment Amount” means the net amount (which may be positive or negative) of all increases or decreases to the Closing Date Merger Consideration pursuant to Section 2.12(b).

“Adjustment Amount Per Share” means the quotient of (a) the Adjustment Amount over (b) the Fully-Diluted Shares.

“Adjustment Escrow Amount” means an amount equal to $2,500,000.

“Advisory Services and Monitoring Agreement” means the advisory services and monitoring agreement dated April 2, 2007 between ACP/BREL U.K. Acquisition, Ltd., BioReliance Corporation and Avista Capital Holdings, LP.

“Affiliate” of any Person means any Person, including, without limitation, a natural Person, which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Business Day” means any day other than (a) a Saturday, Sunday or U.S. federal holiday or (b) a day on which commercial banks in St. Louis, Missouri or New York, New York are authorized or required to be closed.

“Closing Date Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents as defined by and determined in accordance with GAAP (including marketable securities and short term investments) of the Company Group as of the Measurement Time, and shall be calculated without giving effect to the Merger or to other events arising as a result of the Merger that are not caused by any actions outside the Ordinary Course of Business that are undertaken unilaterally prior to the Closing on the part of the Company and/or any of the Securityholders.

“Closing Date Indebtedness” means the Indebtedness as of the Measurement Time, and shall be calculated without giving effect to the Merger or to other events arising as a result of the Merger that are not caused by any actions outside the Ordinary Course of Business that are undertaken unilaterally prior to the Closing on the part of the Company and/or any of the Securityholders. Notwithstanding anything to the contrary contained herein, “Closing Date Indebtedness” shall not include any Indebtedness incurred by the Company Group at or after the Effective Time.

“Closing Date Merger Consideration” equals (i) the Enterprise Value, plus (ii) Estimated Cash and Cash Equivalents, plus (iii) the aggregate exercise prices of all of the US In-the-Money Vested Options outstanding immediately prior to the Effective Time if not otherwise included in Estimated Cash and Cash Equivalents or in the Estimated Working Capital, plus (iv) the aggregate exercise prices of the UK Options held by Exercising UK Optionholders, plus (v) the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital, minus, (v) the amount, if any, by which the Estimated Working Capital is less than the Target Working Capital, minus (vi) Estimated Closing Date Indebtedness, minus (vii) Estimated Seller Expenses, minus (viii) the Escrow Amount, minus (ix) Representative Expense Amount.

“Closing Date Per Share Merger Consideration” equals the quotient of (a) the Closing Date Merger Consideration, over (b) the Fully-Diluted Shares.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant thereto.

“Common Stock” means the Company’s common stock, par value $0.001 per share.

“Company Group” means (a) prior to the Closing, collectively, the Company and its Subsidiaries and (b) from and after the Closing, collectively, the Surviving Company and its Subsidiaries.

“Company Subsidiary” means a Subsidiary of the Company.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of August 18, 2011, between the Company and Sigma-Aldrich Corporation.

“Copyrights” means copyrights, registrations and applications thereof including all rights of authorship, publication, reproduction, distribution, performance, transformation and rights of ownership of copyrightable works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright conventions.

“Director” means a member of the board of directors of the Company.

“Enterprise Value” equals $350,000,000.

“Environmental Laws” means any Law relating to protection of the environment or human health and safety, exposure to Hazardous Substances, to pollution or to the use, treatment, storage, disposal, release or transportation of Hazardous Substances.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement.

“Escrow Agent” means JPMorgan Chase Bank, National Association.

“Escrow Agreement” means the escrow agreement to be entered into at Closing by Purchaser, Representative and the Escrow Agent in substantially the form attached hereto as Exhibit A.

“Escrow Amount” means the Adjustment Escrow Amount and the Indemnity Escrow Amount.

“Equity Incentive Plan” means the 2007 Equity Incentive Plan of the Company, as the same may have been amended or otherwise modified.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exercising UK Optionholder” means those UK Optionholders who exercise their UK Options prior to Closing in accordance with Section 2.9(b).

“Final Merger Consideration” equals (i) Closing Date Merger Consideration, plus (ii) any positive Adjustment Amount determined in accordance with Section 2.12(b), (iii) plus any portion of the Escrow Amount and/or the Representative Expense Amount that is ultimately released to a Securityholder pursuant to and in accordance with Section 2.12(c), Article 10, the Escrow Agreement, a completed Letter of Transmittal and/or US Option Surrender Form, as applicable.

“Final Per Share Merger Consideration” equals the quotient obtained by dividing (a) the Final Merger Consideration, over (b) the Fully-Diluted Shares.

“Fully-Diluted Shares” equals the sum of (a) the aggregate number of Outstanding Shares, and (b) the aggregate number of shares of Common Stock issuable upon the exercise of all US In-the-Money Vested Options outstanding immediately prior to the Closing.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof (or, for the purposes of Section 3.6 hereof, as of the date of such Financial Statements referred to therein).

“Governmental Authority” means any domestic or foreign national, super-governmental, multi-national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder.

“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Harwood/Walker Payment” means an amount equal to the aggregate of all severance payments described on Schedule 1.1(a) that would be owed by the Company Group to

Charles C. Harwood, Jr. and David S. Walker pursuant to the contracts between such individuals and the Company Group that are in existence as of the Closing in the event that the Company Group were to terminate the employment of each without Cause (as defined in the applicable employment agreement) as of the Closing.

“Hazardous Substances” means any toxic, hazardous or dangerous chemical or substance, any pollutant or contaminant regulated under Environmental Law, and any other substance for which liability or standards of conduct may be imposed under Environmental Laws, including without limitation, radiation, radioactive material or waste, noise, odors, biological agents, Toxic Mold, medical waste, petroleum or any fraction or product, polychlorinated biphenyls and asbestos or asbestos containing materials.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, as of any time, without duplication, the outstanding principal amount of, accrued and unpaid interest on and other payment obligations (including any penalties, premiums, and any other fees, expenses and breakage costs) arising under any obligations of the Company Group as of such time consisting of (a) indebtedness for borrowed money (including pursuant to the Secured Credit Facilities) or indebtedness issued in substitution or exchange for borrowed money or for the deferred purchase price of property or services (other than trade payables and accrued expenses arising in the Ordinary Course of Business), (b) any other indebtedness evidenced by any note, bond, debenture or other debt security or similar instrument, or (c) all obligations, contingent or otherwise, of the Company Group as an account party in respect of letters of credit to the extent drawn. Notwithstanding the foregoing, “Indebtedness” shall not include (x) any amounts reflected in Seller Expenses or Working Capital and (y) any obligations of the type described in clauses (a), (b) or (c) above that are solely between any one or more members of the Company Group.

“Indemnity Escrow Amount” means an amount equal to $12,500,000.

“Intellectual Property” means any and all (A) Patents; (B) Copyrights; (C) Trademarks; (D) Trade Secrets; and (E) rights in designs, rights in inventions, moral rights and all other intellectual property rights whether registered or unregistered and all forms of protection having equivalent or similar effect anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (i) with regard to the Company, the actual knowledge, after reasonable inquiry of their respective direct reports (but shall in no event encompass constructive, imputed or similar concepts of knowledge), of Charles Harwood, David Walker, Darryl Goss, David Onions, James Kramer and William Sardella, and (ii) with regard to Purchaser, the actual knowledge, after reasonable inquiry of their respective direct reports (but shall in no event encompass constructive, imputed or similar concepts of knowledge), of Rakesh Sachdev, Frank Wicks, Gilles Cottier, Karen Miller, George Miller, Shaf Yousaf, Archie Cullen.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Liens” means all liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, restrictions, mortgages and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights-of-way, covenants, restrictions, rights of first refusal, defects in title, encroachments, and other burdens, options or encumbrances of any kind.

“Majority Holders” means Avista Capital Partners, LP and Avista Capital Partners (Offshore), LP.

“Management Shareholders’ Agreement” means that certain Amended and Restated Management Shareholders’ Agreement dated January 20, 2008 among ACP/BREL Holdings, Inc., Avista Capital Partners, LP, Avista Capital Partners (Offshore), LP, and certain management shareholders named therein.

“Material Adverse Effect” means a material and adverse effect on the business, financial condition or results of operations of the Company Group taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which any member of the Company Group operates; (iii) the effect of any change arising in connection with acts of God or other calamities, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to any member of the Company Group; (v) the effect of any action taken, or failed to be taken, by any member of the Company Group at the request of or with the consent of Purchaser or as otherwise required by the terms of this Agreement; (vi) any matter of which Purchaser has Knowledge on the date hereof; (vii) the effect of any changes in applicable Laws or accounting rules or any interpretation thereof; (viii) the failure of any member of the Company Group to meet any of its internal projections (it being understood that the underlying causes of such failure, to the extent not otherwise excluded by this definition, may be taken into account); or (ix) any effect resulting from the public announcement of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement.

“Measurement Time” means 11:59 p.m., New York, New York time, on the Closing Date.

“Off-the-Shelf Software” means any software that is generally and widely available to the public through regular commercial distribution channels, is licensed on a non-exclusive basis on standard terms and conditions, has an acquisition price of less than $50,000 for each such software license, and that was obtained by either the Company or any Subsidiary thereof in the ordinary course of business consistent with prior practices.

“Optionholders” means UK Optionholders and the US Optionholders.

“Option Surrender/Exercise Forms” means the US Option Surrender Forms and the UK Option Exercise Forms.

“Options” means the collective reference to all options to purchase shares of Common Stock issued pursuant to the Equity Incentive Plan and outstanding as of immediately prior to the Effective Time.

“Order” means any award, decision, injunction, judgment, ruling or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

“Ordinary Course of Business” means the ordinary course of business of the Company Group consistent with past practices.

“Organizational Documents” means (a) the articles or certificates of incorporation and the by-laws or code of regulations of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the operating or limited liability company agreement and the certificate of formation of a limited liability company; (e) any charter, joint venture agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (f) any amendment to any of the foregoing.

“Outstanding Shares” means the shares of (i) Common Stock issued and outstanding (including those deemed issued as a result of the exercise of UK Options by UK Optionholders in accordance with Section 2.9(b)) and (ii) Restricted Stock issued, outstanding and vested, in each case, immediately prior to the Effective Time. For the avoidance of doubt, “Outstanding Shares” does not include shares of treasury stock of the Company.

“Owned Intellectual Property” means all Intellectual Property that is owned by any member of the Company Group.

“Patents” means all registered patents and applications therefor, including continuations, divisionals, continuations-in-part, renewals, or reissues of patent applications and patents issuing thereon.

“Permit” means all permits, authorizations, certificates, franchises, consents and other approvals from any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings and, in either case, for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or incurred in the Ordinary Course of Business for obligations that are owed but not overdue or are being contested in good faith by appropriate proceedings; (c) other Liens on tangible property that were not incurred in connection with the borrowing of money or the advance of credit and that do not materially interfere with the conduct of the business conducted by the Company Group, taken as a whole; (d) Liens on Leased Real Property arising from the provisions of the applicable leases which are not violated in any material respect by the current use or occupancy of such Leased Real Property or the operation of the business of the Company Group conducted thereon; (e) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business (f) zoning regulations and land use restrictions that do not materially and adversely affect, impair or interfere with the use of any property affected thereby; (g) easements, covenants, rights of way, declarations and/or other restrictions of record affecting title to the Real Property which do not or would not, individually or in the aggregate, materially impair the use or occupancy of the Real Property in the operation of the business of the Company conducted thereon; (h) Liens that are disclosed in the real estate title insurance policies, commitments and reports or in the surveys for the Real Property made available to Purchaser prior to the date hereof; and (i) Liens securing all or any portion of the obligations under the Secured Credit Facilities which will be released at Closing.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or any other entity or Governmental Authority.

“Proceeding” means any action, charge, compliant, arbitration, audit, hearing, litigation or suit (whether civil, criminal, or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Pro Rata Share” means (i) with respect to each Stockholder, the amount, expressed as a percentage, equal to (A) the number of Outstanding Shares held by such Stockholder immediately prior to Closing divided by (B) the number of Fully-Diluted Shares, and (ii) with respect to each US Optionholder, the amount, expressed as a percentage, equal to (A) the number of shares of Common Stock issuable upon the exercise of all US In-the-Money Vested Options held by such US Optionholder and outstanding as of immediately prior to Closing divided by (B) the number of Fully-Diluted Shares.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Representative” means Avista Capital Partners GP, LLC, who will be appointed by each of the Securityholders pursuant to Section 12.2 hereof, the Letters of Transmittal and the Option Surrender/Exercise Forms to act on their behalf for the purposes and on the terms specified therein.

“Representative Expense Amount” means an amount equal to $250,000 to be held and distributed by the Representative pursuant to Section 12.2 hereof, the Letters of Transmittal and the Option Surrender/Exercise Forms.

“Restricted Stock” means each then-outstanding share of restricted Common Stock issued pursuant to a Restricted Stock Agreement under the Equity Incentive Plan.

“Restricted Stock Agreement” means an agreement between the Company and a holder of Restricted Stock that sets forth the rights and obligations of such holder and the Company in connection with a grant of Restricted Stock.

“SEC” means the United States Securities and Exchange Commission.

“Secured Credit Facilities” means, collectively, (i) the first lien credit agreement, dated as of April 12, 2007, among BioReliance Corporation, ACP/BREL U.S. Acquisition Corporation, ACP/BREL U.K. Acquisition Limited, ACP/BREL Intermediate, Inc., the Lenders (as such term is defined in the credit agreement), UBS Securities LLC, as joint lead arranger, General Electric Capital Corporation, as documentation agent, UBS Loan Finance LLC, as swingline lender, UBS AG, Stamford Branch, as U.S. issuing bank, and the Royal Bank of Scotland PLC, as joint lead arranger, as amended, and (ii) the second lien credit agreement, dated as of April 12, 2007, among BioReliance Corporation, ACP/BREL U.S. Acquisition Corporation, ACP/BREL Intermediate, Inc., the Lenders (as such term is defined in the credit agreement), UBS Securities LLC, as joint lead arranger, UBS AG, Stamford Branch, as U.S. issuing bank, and the Royal Bank of Scotland PLC, as joint lead arranger, as amended.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholders” means the Stockholders, Optionholders, and the holders of Restricted Stock, collectively.

“Selected Real Property” means those Real Properties that are identified on Schedule 1.1(b).

“Seller Expenses” means (a) any management or monitoring fees payable by the Company Group to Avista or any of it Affiliates that have not been paid prior to the Closing, (b) all fees and disbursements of attorneys, investment bankers, accountants and other professional advisors, which, in each case, have been incurred by the Company prior to the Effective Time in connection with the preparation, execution and consummation of this Agreement but have not been paid prior to the Closing, (c) any sale, change of control or similar bonuses or payments payable to current employees of the Company Group following the Closing solely as a result of the consummation of the transactions contemplated by this Agreement, without the requirement of any further action by the Surviving Company or any Company Subsidiary at or after the Closing, including any obligations to pay related Taxes of the Company Group, including Taxes arising from payments with respect to Restricted Stock and Options, up to a maximum amount of $425,000, (d) an amount equal to 75% of the Harwood/Walker Payment, (e) all brokers and finders fees incurred by any member of the Company Group prior to the Effective Time in connection with the transactions contemplated by this Agreement, (f) the portion of any Transfer Taxes allocated to the Securityholders pursuant to Section 2.15 and (g) all cash bonuses for fiscal year 2011 payable to each Company Employee pursuant to the 2011 Bonus Plan that have not been paid prior to the Closing. Notwithstanding the foregoing, “Seller Expenses” shall not include any amounts reflected in Indebtedness or Working Capital.

“Shareholders’ Agreement” means that certain Shareholders’ Agreement, dated as of April 12, 2007, by and among the Company and each of the Securityholders party thereto, as amended, modified or supplemented from time to time in accordance with its terms.

“Shares” means shares of Common Stock.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (x) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date, (y) such Person will have adequate capital to carry on its business and (z) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Stockholder” means a holder of Shares (including the Exercising UK Optionholders) and holders of Restricted Stock.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing body of which (or, if there are no such voting interests, greater than 50% of the equity interests of which) is owned directly or indirectly by such Person.

“Target Working Capital” means $5,500,000.

“Tax” means any tax including, without limitation, any tax, fee, levy or like assessment, identified without limitation as any federal, state, city, county and non-U.S. income tax, franchise tax, branch profits tax, capital gains tax, value-added excise tax, sales tax, use tax, property tax, transfer tax, payroll tax, employment tax (including social security tax, unemployment insurance tax or withholding tax), stamp tax, occupation tax, ad valorem tax, custom and duties tax, severance tax, premium tax, windfall profits tax, and any related fine, penalty, interest, or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Governmental Authority, whether or not disputed and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person, by operation of Treasury Regulation Section 1.1502-6 (or similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, claims for refunds or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment, of any Tax.

“Toxic Mold” means any mold or fungus of a type reasonably expected to pose a risk to human health or have a negative effect on the value of Real Property.

“Trademarks” means trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names, and domain name registrations.

“Trade Secrets” means information that is a trade secret within the meaning of the applicable trade-secret protection law and all forms of protection having equivalent or similar effect anywhere in the world.

“US In-the-Money Vested Option Cancellation Payment” means, as to each US In-the-Money Vested Option, an amount equal to the product of (i) the amount by which the Closing Date Per Share Merger Consideration exceeds the exercise price per share of the applicable US In-the-Money Vested Option, multiplied by (ii) the number of shares of Common Stock that would otherwise be issuable upon the exercise of such US In-the-Money Vested Option.

“UK Optionholder” means a holder of Options who holds such Options because of an employment or directorship they, or another person, hold or holds with BioReliance Limited.

“UK Options” means Options held by a UK Optionholder.

“US Optionholder” means a holder of Options who is not a UK Optionholder.

“US Options” means Options held by a US Optionholder.

“Working Capital” means an amount equal to the current assets of the Company Group minus the current liabilities of the Company Group to the extent such assets and liabilities are described and set forth on Schedule 1.1(c) (excluding the current portion of any deferred Tax assets, the current portion of any deferred Tax liabilities and any other asset or liability accounts explicitly identified as being removed from the calculation of Working Capital on Schedule 1.1(c)) and, in each case, calculated as of the Measurement Time in accordance with the Accounting Methodology. For the avoidance of doubt, “Working Capital” shall not include any amounts reflected in Seller Expenses, Indebtedness or Closing Date Cash and Cash Equivalents (for purposes of clarity, these excluded Seller Expenses include accruals for cash bonuses for fiscal year 2011 payable to Company Employees pursuant to the 2011 Bonus Plan to the extent not paid prior to the Closing, but “Working Capital” shall include such amounts for fiscal year 2012), and shall be calculated without giving effect to the Merger or to other events arising as a result of the Merger that are not caused by any actions outside the Ordinary Course of Business that are undertaken unilaterally prior to the Closing on the part of the Company and/or any of the Securityholders.

1.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth at section indicated:

Term	Section
Accountant	2.12(a)
Advisors	6.2
Agreed Amount	10.3(a)
Agreement	Preamble
Antitrust Laws	8.2(b)
Avista	Preamble
Balance Sheet Date	3.6(a)
Certificate of Merger	2.2
Claimed Amount	10.3(a)
Closing	2.3
Closing Date	2.3
Closing Statement	2.12(a)
Company	Preamble
Company Acquisition Proposal	6.4
Company Employees	3.18(a)
Company Plans	3.18(a)
Continuing Employees	7.3(a)
D&O Tail Insurance	7.2(c)
DGCL	Recitals
Disclosure Schedule	Article 3
Dissenting Shares	2.13(b)
DOJ	8.2(a)
Effective Time	2.2

Term	Section
ERISA	3.18(a)
Estimated Cash and Cash Equivalents	2.10
Estimated Closing Date Indebtedness	2.10
Estimated Seller Expenses	2.10
Estimated Working Capital	2.10
Final Cash and Cash Equivalents	2.12(b)
Final Indebtedness	2.12(b)
Final Seller Expenses	2.12(b)
Final Working Capital	2.12(b)
Financial Statements	3.6(a)
FTC	8.2(a)
Fundamental Representations	10.1
Indemnified Losses	10.2(a)
Indemnified Party	10.3(a)
Indemnifying Party	10.3(a)
Indemnitees	7.2(a)
Leased Real Property	3.13
Letter of Transmittal	2.11(b)
Losses	10.2(a)
Major Third-Party Claim	10.3(b)
Material Contract	3.16(a)
Merger	Recitals
Merger Sub	Preamble
Non-Party Affiliates	12.18
Objection Notice	2.12(a)
Officer’s Certificate	10.3(a)
Option Agreements	3.3
Owned Real Property	3.13
Payoff Letters	6.3
Post-Closing Representation	12.19
Pre-Closing Statement	2.10
Purchaser	Preamble
Purchaser Defined Contribution Plan	7.3(b)
Purchaser Disclosure Schedule	Article 5
Purchaser Indemnified Parties	10.2(a)
Purchaser Plans	7.3(a)
Qualifying Loss	10.5(a)
Real Property Leases	3.13
Section 280G	6.6
Selected Subsidiaries	2.4(c)(viii)
Seller Group	12.19
Signing Stockholder	Preamble
Surviving Company	2.1
Termination Date	11.1(e)
Third Party Claim	10.3(b)
Threshold	10.5(a)

Term	Section
Transfer Taxes	2.15
UK In-the-Money Vested Option	2.9(b)
UK Option Exercise Form	2.9(b)
UK Option Notice	2.9(b)
UK Vested Option	2.9(b)
US In-the-Money Vested Option	2.9(a)
US Option Notice	2.9(a)
US Option Surrender Form	2.9(a)
US Vested Option Share	2.9(a)
Waived 280G Benefits	6.6
Waiving Parties	12.19
Written Consent	Preamble

ARTICLE 2

THE MERGER; CLOSING

2.1 Merger; Surviving Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the terms of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Company shall continue as the surviving company of the Merger (the “Surviving Company”) and shall continue its corporate existence under the laws of the State of Delaware, and the separate corporate existence of Merger Sub shall cease.

2.2 Effective Time. At the Closing, concurrently with the payment by Purchaser of the payments required to be made by it at the Closing pursuant to this Agreement, the Company, Purchaser and Merger Sub shall cause a certificate of merger, in a form mutually agreeable to Purchaser and the Company (the “Certificate of Merger”), to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and shall take all such other actions as may be required by applicable Laws to make the Merger effective as promptly as practicable. The Merger shall become effective at the time that the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware (such time and date being referred to herein as the “Effective Time”).

2.3 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York, New York time, on the date (the “Closing Date”) that is the second (2nd) Business Day after the satisfaction or waiver (subject to applicable Law) of the last to be satisfied or waived of the conditions set forth in Article 9 (excluding conditions that, by their terms, are to be satisfied at the Closing), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of the Company’s counsel at Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, unless another place is agreed to in writing by the parties hereto.

2.4 Closing Deliveries of the Parties. At the Closing:

(a) Purchaser, Representative and the Escrow Agent shall execute and deliver the Escrow Agreement;

(b) Purchaser shall deliver to the Company each of the following:

(i) a certificate executed by or on behalf of Purchaser and Merger Sub as to the satisfaction of the conditions set forth in Sections 9.3(a) and 9.3(b);

(ii) the Escrow Agreement, duly executed by Purchaser; and

(iii) evidence of the procurement of the D&O Tail Insurance.

(c) the Company shall deliver (or cause to be delivered) to Purchaser each of the following:

(i) a certificate executed by or on behalf of the Company as to the satisfaction of the conditions set forth in Sections 9.2(a), and 9.2(c);

(ii) (A) a certification, signed under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation §1.897-2(h) and (B) proof that the Company has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulation §1.897-2(h);

(iii) the Escrow Agreement, duly executed by the Company and the Representative;

(iv) a final invoice from each of Weil, Gotshal & Manges LLP, J.P. Morgan Securities LLC and any other party who will be owed more than $100,000 as a result of clause (a), (b) or (e) of the definition of Seller Expenses confirming the amount required to be paid to each such Person for services rendered in connection with the transactions contemplated by this Agreement;

(v) the Certificate of Merger, duly executed by the Company;

(vi) evidence of the termination of the Advisory Services and Monitoring Agreement;

(vii) the Payoff Letters;

(viii) a certificate of good standing for the Company and BioReliance Corporation, a Delaware corporation, dated within five (5) Business Days of the Closing Date, issued by the Secretary of State of the State of Delaware;

(ix) a copy, certified by the Secretary of the Company to be true, complete and correct as of the Closing Date, of resolutions of the shareholders and board of directors of the Company, authorizing and approving the transactions contemplated hereby; and

(x) properly executed resolutions terminating The BioReliance 401(k) Plan and further documentation from the The BioReliance 401(k) Plan administrator that the The BioReliance 401(k) Plan has been duly terminated.

2.5 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company.

2.6 Certificate of Incorporation of Surviving Company. The certificate of incorporation of the Company shall, by virtue of the Merger and pursuant to the Certificate of Merger, be amended and restated to read as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except for any references to the name, incorporator or original directors of Merger Sub, and as so amended shall be the certificate of incorporation of the Surviving Company as of the Effective Time until altered, amended or repealed as provided therein or by the DGCL.

2.7 Directors and Officers.

(a) Each of the Company and Purchaser shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Company immediately following the Effective Time, to hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

(b) The officers of the Company as of the Effective Time shall be the officers of the Surviving Company, until their respective successors are duly appointed and qualified or their earlier resignation or removal or otherwise ceasing to be an officer in accordance with the certificate of incorporation and bylaws of the Surviving Company.

2.8 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each of the issued and outstanding membership interests of Merger Sub immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company;

(b) Each Outstanding Share shall be converted into the right to receive, at such time and in the manner provided in Section 2.11 and Section 2.12, and subject to Section 2.9(b) (in the case of Outstanding Shares issued on the exercise of UK In-the-Money Vested Options) and Section 2.13, the Final Per Share Merger Consideration; and

(c) Each share of Common Stock held in the treasury of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made or consideration delivered with respect thereto.

2.9 Treatment of Options; Restricted Stock.

(a) As promptly as reasonably practicable after the date hereof, the Company shall send a notice (the “US Option Notice”) to all US Optionholders, which US Option Notice shall notify such US Optionholder of the following: (X) that Purchaser will not be assuming any US Options following the Effective Time or substituting new options therefore; and (Y) the number of shares with respect to which the relevant US Options shall become vested and exercisable at the Closing (whether in accordance with the terms of the applicable Option Agreement or at the discretion of the Company’s Board of Directors) in connection with the Merger (each such US Option, a “US Vested Option”). The US Vested Options with an exercise price less than the Closing Date Per Share Merger Consideration (each, a “US In-the-Money Vested Option”) shall be deemed cancelled and converted as of the Effective Time without any future liability to Purchaser (other than as specifically set forth in Section 2.12 and Section 2.13), the Company or any other Person after the Effective Time, into the right to receive from the Company the In-the-Money Vested Option Cancellation Payment payable in accordance with Section 2.11 and Section 2.12. The shares with respect to the Options that shall not become vested (i.e., to the extent not vested in accordance with the applicable Option Agreement or at the discretion of the Company’s Board of Directors) shall immediately prior to the Effective Time automatically be extinguished and cancelled without the right to receive any consideration (with no payment being made hereunder with respect thereto). Options with an exercise price that exceeds, or US Options with an exercise price that is equal to, the Closing Date Per Share Merger Consideration shall immediately prior to the Effective Time, to the extent not exercised by the holder thereof prior to the Effective Time in accordance with the terms of the Equity Incentive Plan, automatically be extinguished and cancelled without the right to receive any consideration (with no payment being made hereunder with respect thereto). As a condition to the receipt of the foregoing consideration provided in this Section 2.9(a), each holder of a US In-the-Money Vested Option shall agree and acknowledge in an option surrender form substantially in the form of Exhibit C hereto (the “US Option Surrender Form”), with such modifications as may be necessary, in each case, in a manner reasonably acceptable to each of Purchaser and the Company, that such holder (A) approves of this Agreement, the Escrow Agreement and all of the arrangements relating thereto, (B) approves the appointment of the Representative in accordance with the terms of this Agreement, (C) represents and warrants that it is the owner of all such US In-the-Money Vested Options free and clear of all Liens and (D) acknowledges that such US Optionholder’s portion of the US In-the-Money Vested Option Cancellation Payment constitutes all of the consideration such US Optionholder is entitled to receive with respect to the US In-the-Money Vested Options held by such US Optionholder.

(b) As promptly as reasonably practicable after the date hereof, the Company shall send a notice (the “UK Option Notice”) to all UK Optionholders, which UK Option Notice shall notify such UK Optionholder of the number of shares with respect to which the relevant UK Options shall become vested and exercisable at the Closing (whether in accordance with the terms of the applicable Option Agreement or at the discretion of the Company’s Board of Directors) in connection with the Merger (each such UK Option, a “UK Vested Option”). The UK Vested Options with an exercise price less than or equal to the Closing Date Per Share Merger Consideration (each, a “UK In-the-Money Vested Option”) shall become exercisable before the Closing. UK Optionholders will be offered the opportunity to exercise their UK In-the-Money Vested Options, conditional upon the occurrence of, but occurring immediately prior to, the Closing, and any UK In-the-Money Vested Options not so exercised shall lapse and shall be extinguished and cancelled immediately after Closing without the right to receive any consideration (with no payment being made hereunder with respect thereto). The Shares issued on the exercise of such UK In-the-Money Vested Options are to be dealt with in accordance with Section 2.8 in the same manner as the other Outstanding Shares; provided that, for the avoidance of doubt and as provided in the UK Option Exercise Form, the amount payable to each Exercising UK Optionholder on the Closing Date pursuant to Section 2.11 shall be reduced by the aggregate exercise price of all UK In-the-Money Vested Options exercised by such Exercising UK Optionholder in accordance with this Section 2.9(b). As a condition to the conditional exercise provided for in this Section 2.9, each holder of a UK In-the-Money Vested Option shall agree and acknowledge in an option exercise form substantially in the form of Exhibit B hereto (the “UK Option Exercise Form”), with such modifications as may be necessary, in each case, in a manner reasonably acceptable to each of Purchaser and the Company, that such holder (A) approves of this Agreement, the Escrow Agreement and all of the arrangements relating thereto, (B) approves the appointment of the Representative in accordance with the terms of this Agreement, (C) represents and warrants that it is the owner of all such UK In-the-Money Vested Options free and clear of all Liens and (D) acknowledges that such UK Optionholder’s portion of the Final Merger Consideration constitutes all of the consideration such UK Optionholder is entitled to receive with respect to the UK In-the-Money Vested Options held by such UK Optionholder.

(c) Without limiting the foregoing, the Company shall take all actions necessary to terminate the Equity Incentive Plan as of the Effective Time and to ensure that no member of the Company Group will, at the Effective Time, be bound by any options, stock appreciation rights, warrants, restricted stock rights, restricted stock units, phantom equity awards or other rights or agreements which would entitle any Person, other than Purchaser and its Subsidiaries, to own any equity interests in the Surviving Company or to receive any payment in respect thereof.

(d) The Company shall, in accordance with the Equity Incentive Plan, notify each holder of Restricted Stock immediately prior to the Effective Time (whether or not then vested) that, at the Effective Time, by virtue of the Merger and without any action on the part of any holders thereof, each share of Restricted Stock shall, (i) to the extent then unvested, accelerate and become fully vested in accordance with the Equity Incentive Plan, and (ii) be converted into the right to receive in exchange for the cancellation of such Restricted Stock, an amount equal to the product of the number of each share of Restricted Stock held by such holder and the Closing Date Per Share Merger Consideration.

2.10 Pre-Closing Statement. At least three (3) Business Days prior to the Closing Date, the Company shall in good faith prepare and deliver to Purchaser a written statement (the “Pre-Closing Statement”), based upon the books and records of the Company Group, which shall set forth the Company’s good faith estimate of (i) Working Capital (the “Estimated Working Capital”), (ii) the Closing Date Indebtedness (“Estimated Closing Date Indebtedness”), (iii) the Seller Expenses (“Estimated Seller Expenses”) (and wire instructions for the payment thereof), (iv) Closing Date Cash and Cash Equivalents (“Estimated Cash and Cash Equivalents”) and (v) the Closing Date Merger Consideration based upon such items.

2.11 Closing Payments.

(a) At the Closing, Purchaser shall pay, on behalf of the Company, to such accounts designated in any Payoff Letters with respect to the Secured Credit Facilities delivered at least two (2) Business Days prior to Closing, the amount set forth therein.

(b) At the Closing, Purchaser shall pay, with respect to each Stockholder who shall have delivered to the Company, on or prior to the Closing Date a completed letter of transmittal substantially in the form of Exhibit D hereto (“Letter of Transmittal”) and certificate(s) representing the Outstanding Shares (subject to Section 2.11(h)) held by such Stockholder, an amount equal to the product of the number of Outstanding Shares held by such Stockholder and the Closing Date Per Share Merger Consideration, which amount shall be payable by wire transfer of immediately available funds on the Closing Date to the account designated in such Stockholder’s Letter of Transmittal.

(c) At the Closing, Purchaser shall pay to the Company, for the benefit of and for payment to the US Optionholders in accordance with this Article 2, by wire transfer of immediately available funds to one or more accounts designated by the Company to Purchaser at least two (2) Business Days prior to the Closing Date, the aggregate amount of all US In-the-Money Vested Option Cancellation Payments. Promptly (but in no event later than five (5) Business Days) following the Closing, Purchaser shall, with respect to each holder of a US In-the-Money Vested Option, who shall have delivered to the Company on or prior to the Closing Date, a completed US Option Surrender Form relating to such US Optionholder’s In-the-Money Vested Options, cause the Surviving Company to pay to such holder, through the Surviving Company’s payroll system (with respect to US Optionholders who are employed by the Company Group at the time of such payment) or pursuant to the payment instructions set forth in such holder’s US Option Surrender Form (with respect to US Optionholders who are not employed by the Company Group at the time of such payment), in consideration of the cancellation of such US In-the-Money Vested Option, the applicable US In-the Money Vested Option Cancellation Payment, less any required withholding Taxes and without interest thereon.

(d) At the Closing, Purchaser shall pay, or cause the Surviving Company to pay, by wire transfer of immediately available funds, the Estimated Seller Expenses to the applicable recipients thereof as set forth on the Pre-Closing Statement.

(e) At the Closing, Purchaser shall deposit, or cause to be deposited, by wire transfer of immediately available funds an amount equal to the Escrow Amount to be held in the Escrow Account in accordance with the terms of the Escrow Agreement. The Escrow Amount shall be held in the Escrow Account in accordance with the terms of the Escrow Agreement and released and paid in accordance with the terms of the Escrow Agreement. The Escrow Agreement will provide that (i) the Adjustment Escrow Amount will be used to satisfy the Adjustment Amount, if applicable, pursuant to Section 2.12, and (ii) the Indemnity Escrow Amount will be used to satisfy claims for Indemnified Losses incurred by the Purchaser Indemnified Parties pursuant and subject to Article 10 hereof.

(f) At the Closing, Purchaser shall deposit, or cause to be deposited, by wire transfer of immediately available funds to an account designated in writing by the Representative at least two (2) Business Days prior to the Closing, the Representative Expense Amount with the Representative. The Representative Expense Amount will be used to pay costs, fees and expenses incurred by or for the benefit of the Securityholders on or after the Closing Date and shall be paid or distributed at the direction of the Representative as provided in the Letters of Transmittal and/or US Option Surrender Form.

(g) In the event that any certificates representing Outstanding Shares have been lost, stolen or destroyed, upon the making of a customary affidavit of that fact by the Stockholder claiming such certificate to be lost, stolen or destroyed, the Surviving Company will pay, in exchange for the Outstanding Shares represented by such lost, stolen or destroyed certificate, the Closing Date Per Share Merger Consideration and all other amounts otherwise payable hereunder.

(h) Any remaining cash unclaimed by holders of Outstanding Shares and US In-the-Money Vested Options as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(i) Notwithstanding anything to the contrary contained herein, the Surviving Company shall be entitled to deduct and withhold from the applicable portion of the Final Merger Consideration otherwise payable pursuant to this Agreement, such amount as the Surviving Company is required to deduct and withhold with respect to such payment under the Code or any other applicable Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(j) The Company and Purchaser agree for all tax purposes that: (i) the right of the Securityholders to the Escrow Amount shall be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provisions of state, local or non-U.S. law, as appropriate; (ii) interest may be imputed on such amount, as required by Section 483 or 1274 of the Code; and (iii) Purchaser shall be treated as the owner of the Escrow Amount and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or portion thereof, shall be allocable to Purchaser pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation § 1.468B-8.

(k) Notwithstanding anything to the contrary in this Agreement, any payments pursuant to this Section 2.11 to an Exercising UK Optionholder in respect of Outstanding Shares issued upon the exercise of UK Options in accordance with Section 2.9(b) or to a Stockholder in respect of shares of Restricted Stock shall be made through the Surviving Company’s payroll system.

2.12 Post-Closing Merger Consideration Adjustment and Payments.

(a) As promptly as practicable, but in no event later than sixty (60) days following the Closing, Purchaser shall in good faith prepare and deliver to the Representative a written statement (the “Closing Statement”), based upon the books and records of the Company Group, which shall set forth Purchaser’s calculation of (i) Working Capital, which shall be based exclusively on the facts and circumstances as they exist as of the Measurement Time, and shall be calculated without giving effect to the Merger or to other events arising as a result of the Merger that are not caused by any actions outside the Ordinary Course of Business undertaken unilaterally prior to the Closing on the part of the Company and/or any of the Securityholders, (ii) Closing Date Indebtedness, (iii) Seller Expenses, (iv) Closing Date Cash and Cash Equivalents

and (v) the Final Merger Consideration based upon such items. After receipt of the Closing Statement, the Representative and its advisors and representatives shall have reasonable access to all relevant books and records (including accountant work papers), accountants and employees of the Surviving Company to the extent required to complete its review of the Closing Statement. If, within thirty (30) days following the delivery of the Closing Statement, the Representative has not given Purchaser notice of its objection to any item in the Closing Statement reasonably detailing the basis of such objection (an “Objection Notice”), then the Closing Statement shall be deemed final and binding on Purchaser, the Surviving Company and the Representative (on behalf of all Securityholders). If the Representative delivers an Objection Notice, then Purchaser and the Representative shall consult in good faith to resolve the disputed items set forth in the Objection Notice and, if any disputed items have not been resolved within thirty (30) days following delivery of such notice, from and after such time either the Representative or Purchaser may submit the remaining disputed items to the New York, New York office of PricewaterhouseCoopers or, if such firm is unable to serve in such capacity, to such other nationally recognized independent public accountant that is mutually agreeable to the Representative and Purchaser (the “Accountant”) for resolution. If any items in dispute are submitted to the Accountant for resolution: (x) Purchaser and the Representative shall use their respective reasonable efforts to cause the Accountant to resolve all remaining disagreements with respect to the Closing Statement as soon as practicable but in any event shall direct the Accountant to render a determination within forty-five (45) days after its retention; (y) Purchaser and the Representative shall furnish to the Accountant and each other such work papers and other documents and information relating solely to the disputed issues as the Accountant may request and are available to that party (including, in the case of Purchaser, the Surviving Company or its accountants), and shall be afforded the opportunity to present to the Accountant any materials relating to the determination and to discuss the determination with the Accountant, provided that copies of all such materials are concurrently provided to the other party and that such discussions may only occur in the presence (including by telephone) of the other party, provided further that the Accountant shall consider only those items and amounts which are identified as being in dispute; and (z) the determination by the Accountant of the disputed items in the Closing Statement, as shall be set forth in a notice delivered to both parties by the Accountant, shall be binding and conclusive on the parties. In resolving any disputed item, the Accountant may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees of the Accountant for such determination shall be borne by Purchaser, on the one hand, and the Securityholders, on the other hand, in proportion to the portion of the aggregate amount in dispute that is finally resolved by the Accountant in a manner adverse to such party. For example, if the Purchaser claims the appropriate adjustments are $1,000 less than the amount determined by the Representative, and the Representative contests only $500 of the amount claimed by the Purchaser, and if the Accountant ultimately resolves the dispute by awarding Purchaser $300 of the $500 contested, then the costs and expenses of the Accountant will be allocated 60% (i.e., 300/500) to the Securityholders and 40% (i.e., 200/500) to the Purchaser.

(b) The Closing Date Merger Consideration shall be adjusted as follows (without duplication): (i)(A) increased by the amount, if any, by which the Working Capital, as finally determined pursuant to Section 2.12(a) (“Final Working Capital”), is greater than the Estimated Working Capital or (B) reduced by the amount, if any, by which the Final Working Capital is less than the Estimated Working Capital; (ii)(A) reduced by the amount, if any, by which the Closing Date Indebtedness, as finally determined pursuant to Section 2.12(a) (“Final Indebtedness”) is greater than the Estimated Closing Date Indebtedness or (B) increased by the amount, if any, by which the Final Indebtedness is less than the Estimated Closing Date Indebtedness; (iii)(A) reduced by the amount, if any, by which the Seller Expenses, as finally determined pursuant to Section 2.12(a) (“Final Seller Expenses”) are greater than the Estimated Seller Expenses or (B) increased by the amount, if any, by which the Final Seller Expenses are less than the Estimated Seller Expenses; and/or (iv)(A) increased by the amount, if any, by which the Closing Date Cash and Cash Equivalents, as finally determined pursuant to Section 2.12(a) (“Final Cash and Cash Equivalents”) are greater than the Estimated Cash and Cash Equivalents or (B) reduced by the amount, if any, by which the Final Cash and Cash Equivalents are less than the Estimated Cash and Cash Equivalents; provided that, notwithstanding the foregoing, in no event shall the Adjustment Amount (whether positive or negative) exceed $2,500,000.

(c) No later than the fifth (5th) Business Day following the final determination of the Adjustment Amount;

(i) if the Adjustment Amount is positive,

(A) with respect to each Stockholder who shall have delivered to the Company, on or prior to such date, a completed Letter of Transmittal and certificate(s) representing the Outstanding Shares (subject to Section 2.11(h)) held by such Stockholder, Purchaser shall pay, or shall cause the Surviving Company to pay, an amount equal to the product of the number of Outstanding Shares held by such Stockholder and the Adjustment Amount Per Share, which amount shall be payable by wire transfer of immediately available funds to the account designated in such Stockholder’s Letter of Transmittal;

(B) with respect to each holder of a US In-the-Money Vested Option who has delivered to the Company, on or prior to such date, a completed US Option Surrender Form, Purchaser shall cause the Surviving Company to pay, through the Surviving Company’s payroll system (with respect to US Optionholders who are employed by the Company Group at the time of such payment) or pursuant to the payment instructions set forth in such holder’s US Option Surrender Form (with respect to US Optionholders who are not employed by the Company Group at the time of such payment), to each such holder, an amount equal to the excess of (x) the product of (1) the number of shares of Common Stock issuable upon the exercise of such US In-the-Money Vested Option and (2) the Adjustment Amount Per Share less (y) any required withholding Taxes; and

(C) Purchaser and Representative shall provide a joint written instruction to the Escrow Agent to release the Adjustment Escrow Amount to the Stockholders and to the Surviving Company (for distribution to the US Optionholders) in accordance with their respective Pro Rata Share and otherwise as provided in the Adjustment Escrow Agreement; or

(ii) subject to Section 2.12(d), if the Adjustment Amount is negative, then Purchaser and the Representative shall provide a joint written instruction to the Escrow Agent to release the Adjustment Amount to be paid to the Surviving Company solely and exclusively from the Adjustment Escrow Amount, and, if the absolute value of the Adjustment Amount is less than the Adjustment Escrow Amount, then the portion of the Adjustment Escrow Amount remaining following such payment to the Surviving

Company shall be released to the Stockholders and to the Surviving Company (for distribution to the US Optionholders) in accordance with their respective Pro Rata Share and otherwise as provided in the Escrow Agreement; or

(iii) if the Adjustment Amount is zero, Purchaser and the Representative shall provide a joint written instruction to the Escrow Agent to release the entire Adjustment Escrow Amount to the Stockholders and to the Surviving Company (for distribution to the US Optionholders) in accordance with their respective Pro Rata Share and otherwise as provided in the Adjustment Escrow Agreement.

(d) For the avoidance of doubt, neither the Representative nor any Securityholder, nor any of their respective Affiliates, shall have any liability or obligation under this Section 2.12 for any amounts in excess of the Adjustment Escrow Amount. Recovery from the Adjustment Escrow Amount shall be the sole and exclusive remedy available to Purchaser for any claims by Purchaser against the Securityholders, or otherwise, arising out of or relating to any negative Adjustment Amount and neither Purchaser nor the Surviving Company or any of their respective Affiliates shall have any claim against Securityholder in respect thereof. The maximum amount payable to Purchaser pursuant to this Section 2.12 shall be the Adjustment Escrow Amount deposited in the Escrow Account, and the maximum Adjustment Amount payable to the Securityholders pursuant to this Section 2.12 shall be $2,500,000.

(e) The Adjustment Amount shall be treated as an adjustment to the Closing Date Merger Consideration for federal, state, local and non-U.S. income tax purposes.

(f) From and after the Closing Date:

(i) with respect to each Stockholder who shall not have delivered to the Company, on or prior to the Closing Date, a Letter of Transmittal and certificate(s) representing the Outstanding Shares (subject to Section 2.11(g)) held by such Stockholder, Purchaser shall, promptly (but in no event later than five (5) Business Days) following such Stockholder’s delivery to the Company of a completed Letter of Transmittal and certificate(s) representing such Stockholder’s Outstanding Shares (subject to Section 2.11(g)), pay, or cause the Surviving Company to pay, all amounts that would previously have been payable with respect to such Outstanding Shares pursuant to this Article 2 had such Letter of Transmittal and certificate(s) been delivered on or prior to the Closing Date; and

(ii) with respect to each holder of a US In-the-Money Vested Option who shall not have delivered to the Company, on or prior to the Closing Date, a US Option Surrender Form, Purchaser shall, promptly (but in no event later than five (5) Business Days) following such holder’s delivery to the Company of a completed US Option Surrender Form, cause the Surviving Company to pay, through the Surviving Company’s payroll system (with respect to US Optionholders who are employed by the Company Group at the time of such payment) or pursuant to the payment instructions set forth in such holder’s US Option Surrender Form (with respect to US Optionholders who are not employed by the Company Group at the time of such payment), to such holder, all amounts that would previously have been payable with respect to such US In-the-Money Vested Option pursuant to this Article 2 had such US Option Surrender Form been delivered on or prior to the Closing Date.

(g) Notwithstanding anything to the contrary in this Agreement, any payments pursuant to this Section 2.12 to an Exercising UK Optionholder in respect of Outstanding Shares issued upon the exercise of UK Options in accordance with Section 2.9(b) or to a Stockholder in respect of shares of Restricted Stock shall be made through the Surviving Company’s payroll system.

2.13 Notices to Securityholders; Dissenting Shares.

(a) The Company shall, as promptly as reasonably practicable after the date hereof, mail or deliver to (i) each Stockholder and each holder of Restricted Stock a letter from the Company (A) providing such Stockholder or such holder of Restricted Stock with a brief information statement regarding the Company and the transactions contemplated hereby, and (B) with respect to each Stockholder and each holder of Restricted Stock, (I) providing the notification required by Section 228(e) of the DGCL with respect to the Written Consent and (II) providing notice in the manner contemplated in Section 262 of the DGCL of such holder’s right to dissent to the Merger pursuant to Section 262 of the DGCL, and (ii) each Stockholder and each holder of Restricted Stock, a Letter of Transmittal. The Company shall afford Purchaser a reasonable opportunity to review and comment upon the documents described in this Section 2.13(a) and shall consider in good faith Purchaser’s comments thereto.

(b) Notwithstanding any other provision of this Agreement to the contrary, any share of Common Stock that is outstanding immediately prior to the Effective Time and that is held by a Stockholder who shall have not voted in favor of the Merger or consented thereto in writing and who shall have properly demanded appraisal for such share in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Final Per Share Merger Consideration, or any portion thereof, in respect of such Dissenting Share. Such Stockholder shall instead be entitled to receive payment of the appraised value of such share of Common Stock in accordance with the provisions of Section 262 of the DGCL, except that any Dissenting Share held by a Stockholder who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost his, her or its rights to appraisal of such share of Common Stock under such Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, in the manner provided in Section 2.11 and Section 2.11, the Final Per Share Merger Consideration, without any interest thereon.

(c) At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL.

2.14 Closing of Transfer Books. At the Effective Time, the Common Stock transfer books shall be closed and no transfer of Common Stock shall thereafter be made. At the Effective Time, by virtue of the Merger and without any further action on the part of the Stockholders, the Purchaser, the Company or Merger Sub, the Outstanding Shares shall be cancelled and extinguished, and each certificate or instrument previously representing such Outstanding Shares shall represent only the right to receive its respective portion of the Final Merger Consideration pursuant to this Article 2. No dividends or other distributions with respect to capital stock of the Surviving Company with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate(s) representing Outstanding Shares, including Dissenting Shares.

2.15 Transfer Taxes. All stamp, transfer, documentary, sales, use, registration and other such taxes, levies and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transfer Taxes”) shall be borne 50/50 by the Securityholders and Purchaser, and the portion of the Transfer Taxes to be borne by the Securityholders shall be paid by the Company and shall constitute a Seller Expense hereunder. The Company shall procure any stock transfer stamps required by, and properly file on a timely basis all necessary Tax Returns and other documentation with respect to, any Transfer Tax and all expenses associated with such shall likewise be borne 50/50 between Purchaser and the Securityholders and the portion of such expenses to be borne by the Securityholders shall be paid by the Company and shall constitute a Seller Expense hereunder. Purchaser shall cooperate with the Company in filing, or causing to be filed, such Tax Returns and other necessary documentation.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY GROUP

Except as disclosed in a document of even date herewith delivered by the Company to Purchaser (the “Disclosure Schedule”), which Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 3 (and the disclosure in any such numbered and lettered section therein shall qualify the corresponding subsection in this Article 3 and any other section hereof where it is reasonably apparent that the disclosure applies to such other section), the Company hereby makes the representations and warranties contained in this Article 3 to Purchaser, each of which is true and correct as of the date hereof and each of which shall survive the Closing as provided in Section 10.1.

3.1 Organization, Good Standing and Other Matters; Subsidiaries.

(a) The Company is (a) duly organized, validly existing and in good standing under the laws of the State of Delaware, and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and as presently proposed to be conducted by it, except, where the failure to be so duly organized, validly existing and in good standing, or to have such power and authority, would not, individually or in the aggregate, have a Material Adverse Effect. The Company is duly qualified as a foreign corporation to conduct its business as currently conducted in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Each Subsidiary of the Company is a duly incorporated or organized, as applicable, and validly existing corporation, partnership, or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized, or in good standing would not have a Material Adverse Effect. Each Subsidiary of the Company has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted, except, where the failure to have such power and authority, would not, individually or in the aggregate, have a Material Adverse Effect.

(c) Schedule 3.1(c) sets forth for each Subsidiary of the Company (i) its name and jurisdiction of organization and (ii) its form of organization. The Company is the sole direct or indirect legal and beneficial and record owner of the outstanding shares of capital stock or other interests in each of its Subsidiaries, free and clear of all Liens, except (x) for any restrictions on sales of securities under applicable securities Laws, (y) for Permitted Liens or (z) as otherwise set forth in Schedule 3.1(c). All outstanding shares of capital stock of each Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of preemptive or other similar rights. There are no (1) outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any share of the capital stock of any Subsidiary of the Company (2) outstanding obligations, contingent or otherwise, of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any equity interests of any Subsidiary (3) to the Company’s Knowledge, voting trusts, proxies or other agreement with respect to the voting or transfer of capital stock of any Subsidiary of the Company. None of the Company Subsidiaries directly or indirectly owns or has the right or the obligation to acquire any capital stock or other equity interest in any other corporation, partnership, joint venture or other entity.

3.2 Capital Structure of the Company. The authorized capital stock of the Company consists solely of 7,000,000 shares of Common Stock, of which 3,629,103 shares are issued and outstanding as of the date hereof and 2,408 shares are issuable upon the vesting of Restricted Stock. Schedule 3.2 sets forth a list of the names of each Stockholder and each holder of a Restricted Stock which were granted by the Company pursuant to Restricted Stock Agreements and the number of shares of Common Stock held by each such Stockholder (or issuable upon the vesting of such Restricted Stock, as applicable) as of the date hereof. All outstanding shares of Common Stock are duly authorized and validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive or other similar rights. Except for the Equity Incentive Plan, the Option Agreements, and the Restricted Stock Agreements entered into thereunder, the Shareholders’ Agreement and Management Shareholders’ Agreement, as of the date hereof there are no (x) outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any shares of the capital stock of the Company (y) outstanding obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any equity interests of the Company, or (z) to the Company’s Knowledge, voting trusts, proxies or other agreements among the Stockholders with respect to the voting or transfer of the Shares. Except as set forth on Schedule 3.2, no Stockholder is entitled to the payment of any dividends from the Company after the date hereof on account of such Stockholder’s ownership of Common Stock on or before the date hereof.

3.3 Options. Schedule 3.3 sets forth a list, as of the date hereof, of the names of each of the Optionholders to which Options were granted by the Company and are outstanding pursuant to option agreements (the “Option Agreements”), as well as the number of shares of Common Stock issuable upon the exercise of the Options held by such Optionholder and the applicable per share exercise price for such Options.

3.4 Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized and approved by the Company’s board of directors and, upon the execution of the Written Consent, will be adopted by its stockholders, and no other corporate or stockholder action on the part of the Company or its stockholders is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due execution of this Agreement by the other parties hereto, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

3.5 No Conflict; Required Filings and Consents. Except (i) as required by the HSR Act, (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) as set forth on Schedule 3.5, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by the Company:

(a) will not violate the provisions of Organizational Documents of any member of the Company Group;

(b) will not violate in any material respect any material Law or Order to which any member of the Company Group is subject or by which its properties or assets are bound;

(c) will not require any member of the Company Group to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date (other than under any customer contract between any member of the Company Group and any Governmental Authority), except where the failure to obtain such consent or approval, give such notice or make such filing, would not be material to the Company Group;

(d) will not result in a conflict with or violation or breach of (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the consent of any third party to any Material Contract; or

(e) will not result in the imposition or creation of any Lien upon or with respect to any member of the Company Group or of the assets or properties of any member of the Company Group;

excluding from the foregoing clauses (d) and (e) consents, approvals, notices and filings the absence of which, and violations, breaches, defaults, rights of acceleration, cancellation or termination, and Liens, the existence of which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger or result in material liability to the Company.

3.6 Financial Statements; Absence of Undisclosed Liabilities; Indebtedness.

(a) Set forth on Schedule 3.6(a)(i) are: (i) the audited consolidated balance sheets of BioReliance Holdings, Inc. at December 31, 2008, December 31, 2009 and December 31, 2010 and the related audited consolidated statements of income of the Company Group for such fiscal years then ended, together with notes and schedules thereto, if any, and (ii) the unaudited consolidated balance sheet of the Company Group at November 30, 2011 (the “Balance Sheet Date”) and the related unaudited consolidated statement of income of the Company Group for the eleven months then ended, together with notes and schedules thereto, if any (subsections (i) and (ii) above are referred to collectively as the “Financial Statements”). The Financial Statements were derived from the books and records of the Company and (x) are true, complete and correct in all material respects, (y) have been prepared in accordance with GAAP, consistently applied, and (z) present fairly in all material respects the consolidated financial position of the Company Group as of the dates thereof and for the periods covered thereby (except in the case of each of the foregoing clauses (x), (y) and (z), as may be indicated in the footnotes thereto and, in the case of the unaudited Financial Statements, for the absence of footnotes and for normal year-end adjustments and except as set forth on Schedule 3.6(a)(ii)).

(b) Except as set forth on Schedule 3.6(b), as of the date hereof, no member of the Company Group has any liabilities or obligations of any nature other than (i) liabilities and obligations reflected on or reserved against in the Financial Statements, (ii) liabilities and obligations that have been incurred in the Ordinary Course of Business since the Balance Sheet Date, (iii) liabilities and obligations for fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, or (iv) liabilities and obligations that would not have a Material Adverse Effect.

3.7 Corporate Records. The minute books of the Company as of May 1, 2007 which have been made available to Purchaser reflect, in all material respects, all corporate or other requisite action of the equity holders and board of directors of the Company referred to therein.

3.8 Absence of Certain Changes and Events. Except as set forth on Schedule 3.8 or as is otherwise contemplated by this Agreement, from the Balance Sheet Date to the date of this Agreement, (i) each member of the Company Group has conducted its business in the Ordinary Course of Business, (ii) there has not occurred a Material Adverse Effect, and (iii) there has not been with respect to the Company Group:

(a) any waiver of any claims or rights that involve amounts individually or in the aggregate in excess of $100,000, other than in the Ordinary Course of Business;

(b) any change or make in any material Tax election, Tax accounting period, or Tax accounting method;

(c) any amendment of any Tax Return or any claim for refund;

(d) any settlement or compromise with respect to any Tax controversy, Tax claim, audit or assessment or any right to claim a Tax refund, offset or other reduction in Tax liability;

(e) any action or failure to take action if such action or omission (i) is taken or omitted to be taken outside the Ordinary Course of Business; and (ii) would result in the impairment of any Tax assets pursuant to Section 267, Section 382, Section 383, or Section 384 of the Code; or

(f) any binding commitment or agreement by the Company to do any of the foregoing items (b) through (d).

3.9 Necessary Property and Transfer of Assets. Except as set forth on Schedule 3.9, the assets owned, leased or licensed as of the date hereof by the Company Group constitute all the material properties, assets and rights necessary to conduct the business of the Company Group in all material respects as it is currently conducted in the Ordinary Course of Business.

3.10 Compliance With Laws; Permits. Except as set forth on Schedule 3.10, (i) each member of the Company Group is currently and has been at all times since May 1, 2007 in material compliance with all Laws or the provisions of any Governmental Authorization held by the Company, (ii) the Company holds all Governmental Authorizations as are required for it to conduct its business as presently conducted, and (iii) since January 1, 2010, no member of the Company Group has received any written notice of any violations of, any applicable Law, except in the case of each of the foregoing clauses (i), (ii) and (iii) for such violations which, individually or in the aggregate, would not have a Material Adverse Effect. Notwithstanding anything contained in this Section 3.10, no representation or warranty shall be deemed to be made in this Section 3.10 with respect to any matter that is referenced in Section 3.15.

3.11 Litigation.

(a) Except as set forth on Schedule 3.11(a), as of the date hereof, there is no, Proceeding pending or, to the Knowledge of the Company, threatened against any member of the Company Group, seeking to enjoin, challenge or prevent the transactions contemplated hereby. Except (i) as set forth on Schedule 3.11(a), or (ii) for workers’ compensation claims in the Ordinary Course of Business, as of the date hereof, there is no Proceeding pending or, to the Company’s Knowledge, threatened in writing against any member of the Company Group.

(b) Except as set forth on Schedule 3.11(b), no member of the Company Group is or, since May 1, 2007, has been (i) in default under or in breach of any Order or (ii) a party or subject to any Order, other than Orders of general applicability, except, in each case, where such default or breach, or such Orders, would not have a Material Adverse Effect.

3.12 Insurance. Set forth on Schedule 3.12 is a list of all insurance policies and bonds currently in force covering or relating to the properties, operations or personnel of the Company or its Subsidiaries and, with respect to insurance policies covering product liability and similar occurrence based risks, in force at any time since May 1, 2007. Each of the insurance policies maintained by, or that are applicable to the members of, the Company Group are in full force and effect as of the date hereof. All premiums due and payable under such policies have been paid and there are no material defaults under any such policy by any member of the Company Group or, to the Company Knowledge, the applicable insurer. No member of the Company Group has received any written notice of cancellation relating to any such insurance policies and there are no material claims pending under any such insurance policies for which coverage has been denied or disputed by the applicable insurance carrier (other than pursuant to a customary reservation of rights notice).

3.13 Real Property.

(a) Schedule 3.13 sets forth a list, as of the date hereof, of (i) all real property leased or subleased by any member of the Company Group as tenant or lessee (the “Leased Real Property”) and a complete and accurate list of each lease pursuant to which such member of the Company Group leases such Leased Real Property as a tenant or lessee (the “Real Property Leases”) and (ii) all real property owned in fee by any member of the Company Group (and in Scotland, all heritable property owned by a member of the Company Group) (the “Owned Real Property”). Except as set forth on Schedule 3.13, the applicable members of the Company Group have marketable title in and to the Owned Real Property free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 3.13, and except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, or subject to general principles of equity, the applicable members of the Company Group have valid, binding and enforceable leasehold interests in and to the Leased Real Properties pursuant to the Real Property Leases, free and clear of all Liens other than Permitted Liens. The Real Property constitutes all interests in real property currently used, occupied or currently held for use in connection with the business of the Company Group and which are necessary for the continued operation of the business of the Company Group as it is conducted on the date hereof. The Owned Real Property, and to the Company’s Knowledge, the Real Property Leases, are not subject to any leases, rights of first refusal, options to purchase or rights of occupancy, except as set forth in the Real Property Leases set forth in Schedule 3.13.

(b) Except as set forth on Schedule 3.13, (i) no Person or entity (other than the applicable member of the Company Group) is in possession of any portion of the Selected Real Property; (ii) to the Company’s Knowledge, neither the current use of the Selected Real Property nor the operations of the applicable member of the Company Group violate (A) any agreement of the applicable member of the Company Group or any other agreement affecting the Selected Real Property or (B) any applicable Law or legal requirements; (iii) since May 1, 2007 all certificates of occupancy, permits, licenses, approvals and other authorizations required to be held by the applicable member of the Company Group in connection with the operations of such member of the Company Group on the Selected Real Property have been lawfully issued to such member of the Company Group; (iv) the Selected Real Property are in compliance with all applicable Laws; (v) to the Company’s Knowledge, there are no unrecorded development agreements, restrictive covenants or similar agreements (oral or written) with or commitments to Governmental Authorities, with respect to the Selected Real Property or any portion thereof; (vi) no member of the Company Group has given any guarantee or indemnity relating to the Selected Real Property; (vii) the members of the Company Group have not received any written notice, order or proposal, which would materially and adversely affect the value or use or enjoyment of any Selected Real Property or access to or from them; (viii) there is no pending or, to the Company’s Knowledge, threatened administrative action or judicial proceeding of any type relating to the Selected Real Property; (ix) there is no pending or, to the Company’s Knowledge, threatened eminent domain proceeding that would result in the taking of all or any material part of any of the Selected Real Property; (x) from and after January 1, 2011, to and including the date of this Agreement, there have been no casualty losses exceeding $250,000, in the aggregate, affecting the Selected Real Property; and (xi) true, accurate and complete copies of all documents described as existing or being in effect (other than copies of applicable Laws) with regard to any portion of the Selected Real Property in this Section 3.13, with all supplements, amendments and exhibits thereto, have been made available to the Purchaser.

3.14 Environmental Matters. Except as set forth on Schedule 3.14, and for actions or omissions that, individually or in the aggregate, would not result in a Material Adverse Effect: (i) no member of the Company Group has incurred, or is subject to any material liability, damages, or losses arising from or relating to the presence, production, transportation, importation, use, treatment, handling, storage, discharge, emission, release, or disposal of any Hazardous Substances; (ii) no Person has made or, to the Company’s Knowledge, threatened in writing to make, any demand, claim, action or other proceeding against any member of the Company Group under any Environmental Laws in connection with the conduct of the business by the Company or any Subsidiary thereof; and (iii) there has been no spilling, leak, discharge, dumping, disposal migration or release or threatened release of Hazardous Substances by any member of the Company Group, or, to the Company’s Knowledge, by any other party, at or from, any real property currently or formerly owned or operated (including as lessee) by any member of the Company Group that may result in a material liability upon either the Company or any Subsidiary thereof.

3.15 Tax Matters.

(a) Each member of the Company Group, as applicable, has timely filed (or have had filed on their behalf) all material Tax Returns required to be filed by it or with respect to it and has timely paid, or caused to be timely and fully paid, all material amounts of Taxes due and owing by it or with respect to it to the proper Governmental Authority. All such Tax Returns are true, correct and complete in all material respects. Schedule 3.15(a) hereto lists all jurisdictions where any member of the Company Group files Tax Returns.

(b) Except as set forth on Schedule 3.15(b), no federal, state, local or non-U.S. actions, audits, investigations, claims, assessments or other administrative or court proceedings are presently pending or are being conducted relating to the Tax Returns or any liability in respect of Taxes of a member of the Company Group. Except as set forth on Schedule 3.15(b), the Company Group has not received, for any open period, from any federal, state, local or foreign Tax authority (including jurisdictions where the Company Group does not file tax returns) any (i) written notice indicating any intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Tax authority against the Company Group.

(c) Except as set forth on Schedule 3.15(c), no member of the Company Group is a party to or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar contract or arrangement or any other obligation to indemnify any other Person with respect to Taxes that will be in effect after the Closing.

(d) There are no Liens with respect to Taxes on any of the assets of any member of the Company Group other than Permitted Liens.

(e) Except as set forth on Schedule 3.15(e), since May 1, 2007, each member of the Company Group has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and has timely withheld and paid all material amounts of Tax required to have been withheld and paid in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder, or other third party.

(f) There has been made available to Purchaser true and complete copies of (i) all Tax Returns of the members of the Company Group (which if properly prepared would result in a material amount of Tax) for all taxable periods ending after December 31, 2008 and (ii) all revenue agents’ reports and other similar reports relating to the audit and examination of the Tax Returns of the members of the Company Group for all taxable periods ending after December 31, 2008.

(g) No member of the Company Group has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, entered into a closing agreement under applicable Tax Law or requested or is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of any taxing authority.

(h) Except as set forth on Schedule 3.15(h), no written claim has been made in the last three (3) years by a taxing authority in a jurisdiction where the Company does not file Tax Return that it is or may be subject to taxation by that jurisdiction.

(i) Except as set forth in Schedule 3.15(i), the Company Group (i) is not and never has been a member of an “affiliated group” within the meaning of Section 1504 of the Code (other than such group the common parent of which is the Company) and (ii) does not have any liability for the Taxes of any person other than the Company Group under Treasury Regulation Section 1.1502-6 (or similar provision of state, local, or non-U.S. law) as a transferee or successor, by contract or otherwise.

(j) None of the assets of the Company Group is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(k) The Company Group will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date as described in Section 481(a) of the Code; (ii) “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; or (iii) installment sale or open transaction disposition made on or prior to the Closing Date.

(l) The federal income Tax net operating loss of the Company Group as of December 31, 2010 is $9,813,760. Any net operating loss carryforward, net capital loss carryforward, net credit carryforward or similar Tax attribute of the Company Group existing as of December 31, 2010 is not subject to any limitation pursuant to Section 367, Section 382, Section 383, or Section 384 of the Code, except as a result of the Merger.

(m) Each member of the Company Group is in material compliance with all applicable transfer pricing laws and regulations (including Section 482 of the Code and its corresponding Treasury Regulations), including the maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each.

3.16 Material Contracts.

(a) Schedule 3.16(a) sets forth a list of all of the following agreements, contracts and commitments to which a member of the Company Group is a party or by which a member of the Company Group is bound (except for (x) purchase orders entered into in the Ordinary Course of Business and (y) agreements, contracts and commitments which can be terminated by such member of the Company Group, without penalty, upon notice of 90 days or less) (each, a “Material Contract”):

(i) any contract or agreement, other than a Company Plan, that obligates (including upon the occurrence of certain events) any member of the Company Group to pay or repay, or entitles a member of the Company Group to receive, an amount in cash, goods, services, materials, property, obligations or other items of value of $250,000 or more in any consecutive twelve (12) month period;

(ii) any contract or agreement (A) containing any covenant limiting in any respect the right of any member of the Company Group to engage in any line of business, to compete with any Person in any line of business or to compete with any Person or the manner or locations in which any of them may engage, or (B) prohibiting or limiting the right of any member of the Company Group to make, sell or distribute any products or services;

(iii) any contract or agreement for the sale of any of the assets of any member of the Company Group or for the grant to any Person of any preferential rights to purchase any of their assets, in each case, other than in the Ordinary Course of Business, for consideration in excess of $250,000;

(iv) any contract or agreement for joint ventures, strategic alliances, or partnerships;

(v) any contract or agreement relating to the acquisition (by merger, purchase of stock or assets or otherwise) by a member of the Company Group of any operating business or material assets or the capital stock of any other Person;

(vi) any contract or agreement relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the material assets of any member of the Company Group;

(vii) any lease of personal property involving annual payments in excess of $250,000 to which any member of the Company Group is a party;

(viii) in-bound license agreements involving annual payments by the Company Group in excess of $150,000, consulting services agreements with customers or software support agreements with customers, excluding Off-the-Shelf Software programs licensed, directly or indirectly, by the Company or any Company Subsidiary pursuant to “shrink wrap,” “click wrap,” or other standardized form licenses;

(ix) employment and consulting agreements providing for an annual base salary or annual fees, as applicable, in excess of $150,000;

(x) agreements or commitments (other than those covered above by subsection (i) through (ix)) individually in excess of $250,000 and which cannot be terminated on three months’ notice or less without payment of compensation; and

(xi) all Tax sharing and similar contracts and agreements.

(b) Each written or binding oral contract, agreement, commitment, license, lease, indenture, or evidence of indebtedness to which the Company or any Company Subsidiary is a party or is otherwise obligated (individually, a “Contract” and collectively, the “Contracts”) is a legal, valid and binding obligation of the applicable member of the Company Group and is in full force and effect (except to the extent subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles). Except as set forth on Schedule 3.16(b), (A) no member of the Company Group is in default in any material respect under any such Material Contract, (B) no member of the Company Group is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Material Contracts, except for such breaches or defaults that would not have a Material Adverse Effect, (C) to the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Material Contracts, or would cause the acceleration of any obligation of any other party thereto or the creation of a Lien upon any Owned Real Property, except for such breaches, defaults or accelerations that would not have a Material Adverse Effect, and (D) no party to any of the Material Contracts has exercised or threatened in writing to exercise any termination rights with respect to any such Material Contracts. True, complete and accurate copies, together with amendments thereto, of each of the Material Contracts listed on Schedule 3.16(a) have been made available to Purchaser.

3.17 Labor Matters. Except as disclosed on Schedule 3.17, as of the date hereof:

(a) no member of the Company Group is a party to any collective bargaining agreement, contract or other agreement with a labor union or labor organization;

(b) to the Company’s Knowledge, there is no strike, work stoppage or other material labor dispute involving any member of the Company Group pending or threatened in writing;

(c) to the Knowledge of the Company, no Proceeding by or before any Governmental Authority brought by or on behalf of any employee, former employee, labor organization or other representative of the employees of any member of the Company Group is pending, or threatened in writing against any member of the Company Group (other than ordinary workers’ compensation claims) which, if resolved adversely, would have a Material Adverse Effect; and

(d) to the Company’s Knowledge, no union organization campaign is in progress or has been threatened in writing with respect to any of the Company Group’s employees.

3.18 Employee Benefits.

(a) Schedule 3.18(a) contains a correct list of each employee benefit program, including each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), stock purchase, stock option, severance, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, and each other employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, and whether or not within or outside of the United States, maintained, sponsored or contributed to by any member of the Company Group or to which any member of the Company Group has a duty to contribute for any current or former employee, officer or director of the Company or any of its Subsidiaries (the “Company Employees”) (all such plans, agreements, programs, policies or other arrangements, collectively, the “Company Plans”). With respect to each Company Plan, Seller has provided or made available to Purchaser a current, accurate and complete copy thereof and, to the extent applicable, a current, accurate and complete copy of: (i) any amendment to such plan; (ii) any related trust agreement, insurance contract or other funding instrument; (iii) the most recent determination or tax approval letter; (iv) any summary plan description; and (v) the two most recent Form 5500 and attached schedules, audited financial statements and actuarial valuation reports.

(b) Except as set forth on Schedule 3.18(a), each Company Plan has been established and administered in all material respects in accordance with its terms and in compliance with Law and all relevant regulatory and administrative requirements. Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter as to its qualification, and, to the Company’s Knowledge, nothing has occurred that could reasonably be expected to cause the loss of such qualification. Except as set forth in Schedule 3.18(b), BioReliance U.K. Acquisition Limited and BioReliance Ltd. have complied in all material respects with their obligations in relation to stakeholder pensions under Section 3 of the Welfare Reform and Pensions Act of 1999.

(c) Except as set forth on Schedule 3.18(c), no Company Plan is subject to Title IV of ERISA, and no member of the Company Group or any organization that is a member of a controlled group of organizations with any member of the Company Group within the meaning of Section 4001 of ERISA or Sections 414(b), (c), (m) and (o) of the Code has within the past six years sponsored or contributed to, or has or had any liability or obligation in respect of, any (i) plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; or (ii) multiemployer plan, within the meaning of Section 4001(a)(3) of ERISA.

(d) Except as would not have a Material Adverse Effect, there are no pending claims, actions, suits, or Proceedings that have been asserted or instituted with respect to any Company Plan other than routine claims for benefits, and to the Company’s Knowledge, no such claim, action, suit, or Proceeding has been threatened.

(e) Except as set forth on Schedule 3.18(e), or as contemplated under this Agreement, neither the execution and delivery of this Agreement nor the approval or consummation of the transactions contemplated herein will (i) result in any payment, compensation or benefit becoming due to any Company Employee, (ii) increase any payments or benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Company Plan, or (iv) cause or result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(f) Except as set forth in Schedule 3.18(f), none of the Company Plans (excluding any Company Plan which is an individual employment agreement) provides for post-employment life, health or medical insurance or life, health, medical or other welfare benefits or coverage for any participant or any beneficiary of a participant following termination of employment, except as may be required under the Consolidated Omnibus Budget Reconciliation

Act of 1985, as amended, or applicable state law or otherwise at the expense of the participant or the participant’s beneficiary.

(g) Except as would not have a Material Adverse Effect, with respect to each Company Plan, all contributions and premiums required by applicable requirements of Law or by the terms of such Company Plan or any agreement relating thereto have been timely made (without regard to any waivers granted with respect thereto) to any funds or trusts established thereunder or in connection therewith or, if applicable, accrued in accordance with normal accounting principles.

3.19 Intellectual Property.

(a) Schedule 3.19(a) lists all registered Patents owned by any member of the Company Group and all applications for registration of Patents owned by any member of the Company Group.

(b) Schedule 3.19(b) lists all registered Copyrights owned by any member of the Company Group and all applications for registration of Copyrights owned by any member of the Company Group.

(c) Schedule 3.19(c) lists all registered Trademarks owned by any member of the Company Group and all applications for registration of Trademarks owned by any member of the Company Group.

(d) Except as set forth in Schedule 3.19(d), each member of the Company Group owns, free and clear of all Liens (other than Permitted Liens) all of the Owned Intellectual Property except to the extent the failure to be the owner would not, individually or in the aggregate, have a Material Adverse Effect on any member of the Company Group.

(e) No third party has challenged in a writing received by the Company, (or orally to the Company’s Knowledge), the ownership, use, validity or enforceability of any of the Owned Intellectual Property and, to the Company’s Knowledge, there are no other claims or demands of any third party challenging any member of the Company Group’s ownership, use, validity or enforceability of the rights in the Owned Intellectual Property.

(f) Except as set forth in Schedule 3.19(f), to the Company’s Knowledge, since January 1, 2010 no member of the Company Group has received any written notice from any third party containing any allegation that the conduct of the business as currently conducted infringes upon or constitutes the unauthorized use of the Intellectual Property rights of any third party.

(g) To the Company’s Knowledge, no third party is misappropriating, infringing or violating any Owned Intellectual Property.

3.20 Broker’s Commissions. Except as set forth on Schedule 3.20, no Company Group member has, directly or indirectly, entered into any agreement with any Person that would obligate any Company Group member thereof to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

3.21 Related Party Transactions. Except as set forth on Schedule 3.21 and except for (i) employment agreements entered into with employees in the Ordinary Course of Business and participation in Company Plans by employees and (ii) transactions or arrangements solely among two or more members of the Company Group, no member of the Company Group has purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced money to, or borrowed any money from or entered into or been subject to any contract, agreement or other arrangement with, any officer, director, stockholder, employee, Subsidiary or Affiliate of the Company.

3.22 Bank Accounts. Set forth on Schedule 3.22 is a list of the locations and numbers of all bank accounts, investment accounts and safe deposit boxes maintained by the Company and the Company Subsidiaries, together with the names of all persons who are authorized signatories or have access thereto or control thereunder.

3.23 Customers and Suppliers. Except as disclosed on Schedule 3.23, as of the date hereof, (a) the Company and the Company Subsidiaries have not received any written indication from any of the ten (10) largest suppliers of the Company Group (as measured by the aggregate dollar volume of purchases for the nine-month period ended on the Balance Sheet Date) definitively stating that such supplier will stop or materially decrease the rate of supplying materials, products or services to the Company or any Company Subsidiary, and (b) the Company and the Company Subsidiaries have not received any written indication from any of the ten (10) largest customers of the Company Group (as measured by the aggregate dollar volume of sales for the nine-month period ended on the Balance Sheet Date) definitively stating that such customer will stop or materially decrease the rate of buying materials, services or products from the Company or any Company Subsidiary.

3.24 Service Warranties. The Company has provided or made available to Purchaser true and correct copies of all standard warranties provided by the Company Group to third parties in connection with the sale of products and services by the Company Group since May 1, 2007 in the conduct of its business. Except as specifically described on Schedule 3.24, from January 1, 2009 through the date hereof, no service warranty or similar claims have been made against the Company or any Company Subsidiary except routine claims as to which losses and expenses in respect of repair or replacement do not and will not exceed $250,000 for any individual claim.

3.25 Liability Claims. Except as described on Schedule 3.25, no member of the Company Group has received written notice of, nor does the Company have Knowledge of, any claim or allegation of, and no member of the Company Group has received written notice that it, nor does the Company have Knowledge that it, has been made a party or subject to any Proceeding or Order relating to, bodily or personal injury, death, or property damage (in each case, other than in connection with workers’ compensation claims or injury claims by Company Employees) in connection with any service provided by, or based on any error or omission or negligent act in the performance of services by, the Company Group or the employees of any of them, in each such case, since May 1, 2007.

3.26 Foreign Operations and Export Control. Since May 1, 2007, the members of the Company Group have:

(a) not received written notice of violation of any relevant anti-boycott laws, regulations and guidelines, including without limitation, Section 999 of the Code and regulations and guidelines issued pursuant thereto and the Export Administration Regulations administered by the U.S. Department of Commerce, as amended from time-to-time, including all reporting requirements;

(b) not received written notice of violation of any export control or sanctions Laws, Orders or regulations, including without limitation, the Export Administration Regulation administrated by the Bureau of Industry and Security of the U.S. Department of Commerce, sanctions and embargo executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and the International Traffic in Arms Regulations administered by the Directorate of Defense Trade Controls of the U.S. State Department, as amended from time to time; and been without violation and in material compliance with any required export or re-export licenses or authorizations granted under such Laws, regulations or Orders;

(c) not received written notice of violation of the Foreign Corrupt Practices Act of 1977, as amended, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable conventions; and

(d) not received written notice of violation of and are in material compliance with any and all applicable import Laws, orders or regulations of any applicable jurisdiction, including without limitation the customs regulations administered by U.S. Customs and Border Protection of the U.S. Department of Homeland Security and the Foreign Trade Regulations administered by the Census Bureau of the U.S. Department of Commerce, as amended from time to time; and been without notice of violation of and in compliance with any required import permits, licenses, authorizations and general licenses granted under such Laws, regulations or Orders.

3.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, no member of the Company Group nor any other Person on behalf of the Company Group makes any other express or implied representation or warranty with respect to the Company Group or with respect to any other information provided to Purchaser, and the Company Group disclaims any other representations or warranties, whether made by a member of the Company Group or any of their respective Affiliates, officers, directors, employees, agents or representatives. No member of the Company Group nor any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Purchaser or its representatives in certain “data rooms” or management presentations or otherwise in expectation of the transactions contemplated by this Agreement, unless such materials are expressly referenced elsewhere in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SIGNING STOCKHOLDERS

Each Signing Stockholder severally, and not jointly and severally, makes (with respect to himself, herself or itself only) the representations and warranties contained in this Article 4 to Purchaser, each of which is true and correct as of the date hereof and each of which shall survive the Closing as provided in Section 10.1.

4.1 Power and Authority.

(a) Each Signing Stockholder has the power and authority to execute and deliver this Agreement, to perform his, her or its obligations hereunder, and to consummate the transactions contemplated hereby.

(b) No permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Governmental Authority or third party is required in connection with the execution, delivery or performance of this Agreement by such Signing Stockholder or the consummation by such Signing Stockholder of the transactions contemplated hereby.

4.2 Due Execution; Authorization. This Agreement has been duly executed and delivered by each Signing Stockholder and constitutes a legal, valid and binding obligation of each Signing Stockholder, enforceable against each Signing Stockholder in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity. The employment agreements with the Company have been duly executed and delivered by such Signing Stockholders who are a party thereto and constitute a legal, valid and binding obligation of each such Signing Stockholder, enforceable against each such Signing Stockholder in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

4.3 Ownership of Shares. Each Signing Stockholder owns beneficially and of record the number of shares of Common Stock as are set forth next to such Signing Stockholder’s name on Schedule 3.2, free and clear of all Liens.

4.4 Broker’s Commissions. No Signing Stockholder has, directly or indirectly, entered into any agreement with any Person that would obligate any Signing Stockholder to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

4.5 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4 or in any Letter of Transmittal or Option Surrender Form delivered by a Securityholder pursuant to this Agreement, no Securityholder nor any other Person on behalf of any Securityholder makes any other express or implied representation or warranty with respect to such Securityholder or with respect to any other information provided to Purchaser, and each Securityholder disclaims any other representations or warranties, whether made by such Securityholder or any of its Affiliates, officers, directors, employees, agents or representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASER

AND MERGER SUB

Except as disclosed in a document of even date herewith delivered by the Purchaser to Company (the “Purchaser Disclosure Schedule”), which Purchaser Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article 5 (and the disclosure in any such numbered and lettered section therein shall qualify the corresponding subsection in this Article 5 and any other section hereof where it is reasonably apparent that the disclosure applies to such other section), Purchaser and Merger Sub hereby make the representations and warranties contained in this Article 5 to the Company and the Signing Stockholders, each of which is true and correct as of the date hereof and each of which shall survive the Closing as provided in Section 10.1.

5.1 Organization, Good Standing and Other Matters. Each of Purchaser and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation, and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and as presently proposed to be conducted by it. Each of Purchaser and Merger Sub is duly qualified or licensed to conduct its business as currently conducted and, to the extent applicable, is in good standing, in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a material adverse effect on its ability to consummate the transactions contemplated by this Agreement.

5.2 Authority. Each of Purchaser and Merger Sub has all requisite corporate power and authority or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Purchaser and Merger Sub, and the consummation of the Merger and the other transactions contemplated hereby, have been duly authorized and approved by its board of directors (or equivalent governing body) and in the case of Merger Sub, by its sole stockholder, and no other action on the part of either Purchaser or Merger Sub or their respective stockholders or members, as applicable, is necessary to authorize the execution, delivery and performance of this Agreement by each of Purchaser and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and, assuming the due execution of this Agreement by the other parties hereto, constitutes a valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

5.3 No Conflict: Required Filings and Consents. Except (i) as required by the HSR Act (ii) for the filing of the Certificate of Merger with the Secretary of State of Delaware, and (iii) as described on Schedule 5.3, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each of Purchaser and Merger Sub:

(a) will not violate the provisions of its Organizational Documents;

(b) will not violate any Law or Order to which it is subject or by which any of its properties or assets are bound;

(c) will not require it to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date;

(d) will not result in a material violation or breach of (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the consent of any third party to, any material contract to which it is a party; and

(e) will not result in the imposition or creation of any Lien upon or with respect to any of its assets or properties.

excluding from the foregoing clauses (b) through (e) consents, approvals, notices and filings the absence of which, and violations, breaches, defaults, rights of acceleration, cancellation or termination, and Liens, the existence of which would not, individually or in the aggregate, (i) have a material adverse effect on the ability of Purchaser or Merger Sub to perform its obligations under this Agreement or (ii) otherwise prevent, hinder or delay the consummation of the transactions contemplated by this Agreement.

5.4 Financial Ability. Purchaser (a) has, and at the Closing will have, sufficient internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Final Merger Consideration and any fees or expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement, (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (c) has not incurred any obligation, commitment, restriction or liability of any kind, which would impair or adversely affect such resources and capabilities.

5.5 Investment Intent. Purchaser is acquiring the Outstanding Shares as part of the Merger in good faith solely for its own account with the present intention of holding such shares for purposes of investment, and Purchaser is not acquiring such shares with a view to or for the public distribution thereof, in whole or in part, or as an underwriter or conduit to subsequent purchasers in violation of federal or state securities laws. Purchaser does not have any reason to anticipate any change in circumstances, or other particular occasion or event, which would cause Purchaser to attempt to sell, transfer or otherwise dispose of such shares in violation of federal or state securities laws.

5.6 Solvency. Neither Purchaser nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement, including the making of the payments contemplated by Sections 2.11 and 2.12, and assuming satisfaction of the conditions to Purchaser’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company Group set forth herein and the performance by the Company of its obligations hereunder in all material respects, the Company will be Solvent.

5.7 Broker’s Commissions. Except as set forth on Schedule 5.7, none of Purchaser or its Affiliates have, directly or indirectly, entered into any agreement with any Person that would obligate the Company to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated by this Agreement.

5.8 Litigation.

(a) Except as set forth on Schedule 5.8(a), as of the date hereof, there is no Proceeding pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser seeking to enjoin, challenge or prevent the transactions contemplated hereby. Except as set forth on Schedule 5.8(a), there is no Proceeding pending or, to Knowledge of Purchaser, threatened in writing against Purchaser or involving any of its properties or assets that would be reasonably be expected to (i) have a material adverse effect on the ability of Purchaser or Merger Sub to perform its obligations under this Agreement or (ii) otherwise prevent, hinder or delay the consummation of the transactions contemplated by this Agreement.

(b) Except as set forth on Schedule 5.8(b), Purchaser is not (i) in default under or in breach of any Order or (ii) a party or subject to any Order, except, in each case, where such default or breach, or such Order, would reasonably be expected to (i) have a material adverse effect on the ability of Purchaser or Merger Sub to perform its obligations under this Agreement or (ii) otherwise prevent, hinder or delay the consummation of the transactions contemplated by this Agreement.

5.9 Activities of Merger Sub. Purchaser owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of any and all Liens, other than Liens resulting from this Agreement. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

5.10 Investigation and Agreement by Purchaser; No Other Representations or Warranties.

(a) Purchaser acknowledges that it and its representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company Group which it and its representatives have desired or requested to review, and that it and its representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company Group.

(b) Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and the other members of the Company Group and their respective business and operations, and that it has been provided with access to such information about the Company Group and their business and operations as it has requested.

(c) Except for the specific representations and warranties expressly made by the Company Group in Article 3, by the Signing Stockholders in Article 4 and by any Securityholder in a Letter of Transmittal, Purchaser acknowledges and agrees that:

(i) no member of the Company Group or Signing Stockholder is making or has made any representation or warranty, expressed or implied, at Law or in equity, in respect of the business of the Company Group, the Company Group, or any of the Company Group’s respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the business of the Company Group, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Company Group furnished to Purchaser or its representatives or made available to Purchaser and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever, and

(ii) no officer, director, agent, Affiliate, advisor, representative, or employee of the Company Group or any Signing Stockholder has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.

(d) Other than the specific representations and warranties specifically set forth in Article 3, Article 4 or in a Letter of Transmittal, Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Group and the Signing Stockholders have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

(e) Purchaser is acquiring the Company subject only to the specific representations and warranties expressly set forth in Article 3, Article 4 and in the Letters of Transmittal.

ARTICLE 6

COVENANTS OF THE COMPANY

6.1 Conduct of Business.

(a) Except as otherwise expressly contemplated herein or as set forth on Schedule 6.1(a), from the date hereof through the Closing, the Company shall, and shall cause each other member of the Company Group to, carry on its business in all material respects in the Ordinary Course of Business, and the Company shall, and shall cause each other member of the Company Group to, use its commercially reasonable efforts to preserve the goodwill, reputation and present relationships of the Company Group with suppliers, customers and others having significant business relationships with the Company Group and keep its businesses and properties substantially intact, including its present operations, facilities and other working conditions.

(b) From and after the date hereof through the Closing, except as may be first approved by Purchaser (which approval will not be unreasonably withheld, delayed or conditioned) or as is otherwise permitted, contemplated or required by this Agreement or by applicable Laws, or as set forth on Schedule 6.1(b), the Company shall not, and shall cause each other member of the Company Group not to:

(i) amend its Organizational Documents;

(ii) reclassify, combine, split, subdivide or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(iii) except in the Ordinary Course of Business or as required by applicable Law or pursuant to the terms of any existing contract, agreement, Company Plan or arrangement, materially increase the amount of any bonus, salary or other compensation to any employee of the Company Group having an annual salary in excess of $200,000, or enter into any employment, severance or similar agreement with any such employee;

(iv) (A) issue, sell, purchase, redeem, retire or grant registration rights with respect to any shares of its capital stock or any other securities, including any securities convertible into, or options, warrants or rights to purchase or subscribe for, its capital stock or other securities or (B) enter into any arrangement or contract with respect to the issuance, sale, purchase or redemption of any shares of its capital stock or other securities (other than, in the case of each of the foregoing clauses (A) and (B), by the Company (x) in connection with the exercise of Options in accordance with their terms, (y) in connection with the acceleration of vesting of Options and Restricted Stock in accordance with their terms, or (z) with respect to repurchases of shares of Common Stock, Restricted Stock and Options from Securityholders under the Shareholders’ Agreement, Management Shareholders’ Agreement or any Option Agreement or Restricted Stock Agreement);

(v) adopt or increase the payments to or benefits under, any Company Plan except in accordance with applicable Law or the terms of any such Company Plan or in the Ordinary Course of Business;

(vi) enter into any commitment for capital expenditures of a member of the Company Group in excess of the aggregate amount set forth in the capital expenditure plan of the Company Group for the applicable fiscal year;

(vii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than payments required or permitted to be made under the Secured Credit Facilities, or the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in the Financial Statements or incurred in the Ordinary Course of Business (including, for the avoidance of doubt, cash bonuses for fiscal year 2011 payable pursuant to the Company Group’s incentive compensation plans);

(viii) sell, license, abandon or otherwise dispose of any material asset or property of the Company Group other than, in each case, in the Ordinary Course of Business or for the purpose of disposing of obsolete or worthless assets;

(ix) change its present accounting methods or principles in any material respect, except as required by GAAP;

(x) make or change any tax election, change an annual accounting period, adopt or change any tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment, or surrender any right to claim a refund of Taxes , or take any action outside the Ordinary Course of Business that would result in the impairment of any Tax asset pursuant to Section 367, Section 382, Section 383 or Section 384 of the Code;

(xi) incur any Indebtedness, other than under the Secured Credit Facilities, among one or more members of the Company Group, or otherwise in the Ordinary Course of Business;

(xii) settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(xiii) enter into any agreement or arrangement that would limit or restrict the Surviving Corporation and its affiliates (including Purchaser) or any successor thereto, from engaging or competing in any line of business or any geographic area;

(xiv) other than in the Ordinary Course of Business, enter into, amend, modify or terminate any Material Contract; or

(xv) agree, whether or not in writing, to do any of the foregoing.

6.2 Access to Information. From the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, the Company shall, subject in all respects to the terms of, and the restrictions contained in, the Confidentiality Agreement: (i) afford to the officers, employees, accountants, counsel and other representatives (collectively, “Advisors”) of Purchaser, reasonable access during normal business hours to the properties, books and records of the Company upon reasonable advance notice and under reasonable circumstances; (ii) furnish Purchaser and its Advisors with copies of all such contracts, books and records and other existing documents and data as Purchaser and/or its Advisors may reasonably request; and (iii) make available during normal business hours to Purchaser and/or its Advisors upon reasonable advance notice and under reasonable circumstances the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company’s business, properties, prospects and personnel as Purchaser may reasonably request; provided, however, that nothing in this Section 6.2 or otherwise shall require the Company to furnish to Purchaser or its Advisors any materials prepared by the Company’s financial, accounting, or legal advisors or which is subject to an attorney/client or an attorney work product privilege or which may not be disclosed pursuant to Law, a protective order or confidentiality agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of the Representative, which may be withheld for any reason, Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of any member of the Company Group.

6.3 Payoff Letters. The Company will use commercially reasonable efforts to cause the agent for the lenders under the Secured Credit Facilities to prepare and deliver to the Company one or more “payoff letters” or similar documents (the “Payoff Letters”) specifying the aggregate amount of the Company Group’s obligation (including principal, interest, fees, expenses and other amounts payable under the Secured Credit Facilities) that will be outstanding as of the Closing under the Secured Credit Facilities and providing for the release of all Liens in connection with the Secured Credit Facilities upon the agent’s receipt of such amount.

6.4 Exclusive Dealing. From and after the date hereof through the Closing, none of the Signing Stockholders, the Company Group or any of their respective Affiliates, agents, officers, directors, or Advisors shall take any action to encourage, initiate, continue or engage in discussions or negotiations with, enter into any agreement with or provide any information to, any

Person (other than Purchaser, its Affiliates and their respective Advisors) concerning any Company Acquisition Proposal. “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company or 15% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company, any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company other than the transactions contemplated by this Agreement, or any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Merger.

6.5 Employee Benefit Plans. The Company shall take all actions necessary, including without limitation, obtaining any necessary consents and authorizations and adopting any necessary plan amendments and corporate resolutions, to terminate The BioReliance 401(k) Plan, effective not later than the day immediately preceding the Closing Date and contingent upon the consummation of the Closing.

6.6 Section 280G Approval. To the extent applicable, the Company shall (i) solicit waivers from each Person who has a right to any payments and/or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “excess parachute payments” (within the meaning of Section 280G of the Code (hereafter, “Section 280G”)) (the “Waived 280G Benefits”), and (ii) solicit the approval of the stockholders of the Company in a manner intended to comply with Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code of any Waived 280G Benefits.

6.7 Drag-Along Rights. Promptly after the date of this Agreement, the Company and the Signing Stockholders shall take all necessary actions to exercise the drag-along rights set forth in Article 4 of the Shareholders’ Agreement and Article 4 of the Management Shareholder’s Agreement so as to cause all Stockholders to become bound by the terms of this Agreement.

6.8 Employee List. At Closing, the Company shall provide Purchaser with a list setting forth (a) the names and then current base salary of all individuals then employed by the Company Group on a salaried basis, (b) the names and then current hourly wage rate of all individuals then employed by the Company Group on an hourly or other non-salary basis, and (c) any employment terminations (including the effective date and the primary worksite of those terminated) imposed by the Company Group within the ninety (90) day period leading up to and including the Closing Date.

ARTICLE 7

COVENANTS OF PURCHASER

7.1 Access to Information. From and after the Closing, Purchaser and the Surviving Company shall afford the Representative, the Securityholders and their respective Advisors reasonable access, during normal business hours, to the books and records of Purchaser and the Surviving Company (and shall permit such Persons to examine and copy such books and records to the extent reasonably requested by such party) and shall cause their Advisors to furnish all information reasonably requested by the Representative, the Securityholders or their respective Advisors in connection with financial reporting and Tax matters (including financial and Tax audits and Tax contests), third party litigation or any other business purpose, provided, however, that nothing in this Section 7.1 shall require Purchaser or the Surviving Company to furnish to the

Representative, the Securityholders or their respective Advisors any materials prepared by the Surviving Company’s financial or legal advisors which is subject to an attorney/client privilege or an attorney work product privilege or which may not be disclosed pursuant to Law. For a period of six (6) years following the Closing, or such longer period as may be required by Law or necessitated by applicable statutes of limitations, Purchaser shall, and shall cause the Surviving Company and its Subsidiaries to, maintain all such books and records in the jurisdiction in which such books and records were located prior to the Closing Date and shall not destroy or dispose of any such books and records. On and after the end of such period, Purchaser shall, and shall cause the Surviving Company and its Subsidiaries to, provide the Representative with at least ten (10) Business Days prior written notice before destroying any such books and records, during which period the Representative may elect to take possession, at its own expense, of such books and records.

7.2 Indemnification of Directors and Officers.

(a) For a period of six (6) years from the Closing Date, Purchaser shall, and shall cause each member of the Company Group to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, officers or employees of any member of the Company Group (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of any member of the Company Group at any time on or prior to the Closing Date. Purchaser agrees that all rights of the Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or by-laws or comparable organizational documents of each member of the Company Group as now in effect, and any indemnification agreements or arrangements of any member of the Company Group shall survive the Closing Date and shall continue in full force and effect in accordance with their terms for a period of six (6) years. Such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such modification is required by Law.

(b) Purchaser agrees that for a period of six (6) years after the Closing, it shall not permit the any member of the Company Group to amend, repeal or modify any provision in their respective Organizational Documents in a manner that would adversely affect the rights and/or exculpation or indemnification of present or former directors and officers, it being the intent of the parties that the directors and officers of the Company Group prior to the Closing shall continue thereafter to be entitled to such exculpation and indemnification to the fullest extent permitted under applicable Laws and Purchaser agrees to cause each member of the Company Group to perform in a timely manner and to otherwise honor such obligations in all respects.

(c) On or immediately prior to the Closing Date, Purchaser shall cause to be purchased a six (6) year tail insurance policy with respect to officers’ and directors’ liability insurance (the “D&O Tail Insurance”) covering the Persons who are presently covered by the Company Group’s officers’ and directors’ liability insurance policy (a copy of which has heretofore been delivered to Purchaser), with respect to actions and omissions occurring prior to the Closing, on terms which are at least as favorable as the terms of such insurance in effect for the Company Group on the date hereof and from an insurer or insurers having claims paying ratings no lower than the Company Group’s current insurer.

(d) The obligations of Purchaser under this Section 7.2 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 7.2 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 7.2 applies shall be third party beneficiaries of this Section 7.2)

7.3 Employee Matters.

(a) Purchaser shall, or shall cause the applicable member of the Company Group to, (i) give those employees who are, as of immediately prior to the Closing, employed by the Company Group (including employees on vacation, leave of absence, or short term disability) and whose employment continues following the Closing (the “Continuing Employees”) full credit for purposes of eligibility, vesting and benefit accruals (excluding, for purposes of benefit accruals, any defined benefit pension plan) under any employee benefit plans or arrangements maintained by Purchaser or the Company Group (collectively, the “Purchaser Plans”) for such Continuing Employees’ service with the Company Group (or any predecessor entity) to the same extent recognized by the Company Group; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Purchaser Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Closing Date; and (iii) provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits.

(b) Without limiting the generality of Section 7.3(a), Purchaser covenants that, effective as of the Closing, Purchaser or the Company Group shall sponsor a defined contribution pension plan and/or 401(k) plan (the “Purchaser Defined Contribution Plan”) and the Continuing Employees shall immediately be eligible to participate in such Purchaser Defined Contribution Plan, and further that such plan will recognize the Continuing Employees’ service with the Company Group (or any predecessor entity) for all purposes under the Purchaser Defined Contribution Plan, to the same extent each such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Plan (“Seller Defined Contribution Plan”). Purchaser and the Company Group shall take any and all necessary action to cause the trustee of the Purchaser Defined Contribution Plan, if requested to do so by a Continuing Employee, to accept a direct “rollover” of all or a portion of such employee’s account balance, including any outstanding loan balance, in the Seller Defined Contribution Plan.

(c) To the extent unpaid as of the Effective Time, Purchaser shall pay all cash bonuses for fiscal year 2011 to each Company Employee pursuant to the 2011 Bonus Plan in an amount no less than the amount accrued for such purpose on the unaudited consolidated balance sheet of the Company Group at December 31, 2011. Such payment will be made in accordance with the payment terms specified in the 2011 Bonus Plan, or if no date is so specified, in a manner that would not result in additional tax to a Company Employee under Section 409A of the Code, if applicable. Nothing contained in this Section 7.3(c) shall be construed as an offer of employment to any individual on other than an employment-at-will basis, subject to the terms of any existing employment agreement, arrangement and/or any applicable Law, and that the foregoing shall not be construed to limit the ability of the Company Group, Purchaser, or any of their respective Affiliates to terminate the employment of any employee at any time and for any or no reason. Prior to the Closing, the Company shall pay all true-ups of sales commissions payable to any Company Employee pursuant to the 2011 Sales Plan.

(d) Nothing contained in Section 7.3(a) or Section 7.3(b): (i) shall alter or limit the ability of Purchaser, the Company, the Surviving Company, or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; (ii) shall alter or limit, except as expressly provided in Section 7.3(a) and Section 7.3(b), the Purchaser’s sole and absolute discretion to alter the terms and conditions of employment of any of the Continuing Employees; (iii) shall alter or limit, except as expressly provided in Section 7.3(a) and Section 7.3(b), the Purchaser’s sole and absolute discretion to choose to continue or not to continue the employment of any of the current Company Employees following the Closing; or (iv) is intended to confer upon any current or former employee or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

7.4 Contact with Customers and Suppliers; Communications with Employees. Notwithstanding anything to the contrary contained in this Agreement (including Section 6.2), from the date of this Agreement until the Closing Date, (a) Purchaser and Merger Sub shall not, without the prior written consent of the Company (which consent will not be unreasonably withheld), have any contact or discussions concerning the Company, its Subsidiaries or the transactions contemplated by this Agreement with any suppliers or customers of the Company Group, and (b) Purchaser and the Company shall use reasonable efforts to cooperate with each other with respect to the content and timing of all communications to employees of the Company Group regarding the transactions contemplated by this Agreement and related transitional matters. Without limiting the foregoing, Purchaser shall provide the Company reasonable advance notice of any communications Purchaser desires to make to employees of the Company Group and shall consider in good faith any comments from the Company with respect thereto.

7.5 Harwood/Walker Payment. In the event that (i) the employment of Charles C. Harwood, Jr. with the Company Group under his current employment agreement is not terminated on or prior to the six-month anniversary of the Closing Date, then Purchaser shall refund to the Representative (on behalf of the Securityholders) the applicable amount included as a Seller Expense with respect to the portion of the Harwood/Walker Payment attributable to Mr. Harwood and (ii) the employment of David S. Walker with the Company Group under his current employment agreement is not terminated on or prior to the three-month anniversary of the Closing Date, then Purchaser shall refund to the Representative (on behalf of the Securityholders) the applicable amount included as a Seller Expense with respect to the portion of the Harwood/Walker Payment attributable to Mr. Walker.

7.6 Closing Date Operation of Business. From the Effective Time through and including the Measurement Time, Purchaser shall cause the Company Group to be operated in the Ordinary Course of Business and shall not permit any member of the Company Group to take, or fail to take, any action that would have constituted a breach of Section 6.1 of this Agreement had such action or failure to act occurred between the date of this Agreement and the Effective Time.

ARTICLE 8

OTHER COVENANTS AND AGREEMENTS

8.1 Efforts to Consummate. Except as otherwise provided in this Agreement, each of the Company, Purchaser and Merger Sub agree to use reasonable best efforts to cause the Closing to occur as soon as possible after the date hereof, including satisfying the conditions precedent set forth in Article 9 within the control of such party, defending against any Proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final and nonappealable vacated or reversed, and executing any additional instruments reasonably requested by another party hereto (without cost or expense to the executing party) necessary to carry out the transactions contemplated hereby and to fully carry out the purposes of this Agreement.

8.2 Regulatory Matters and Approvals.

(a) Each of Purchaser and the Company will give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents and approvals of, any Governmental Authority which are necessary to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, the Company and Purchaser shall, no later than five (5) Business Days after the date hereof, prepare and file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required under the HSR Act for the transactions contemplated hereby and seek to obtain early termination of the waiting period thereunder. Each of the Company and Purchaser shall file as soon as practicable and advisable any supplemental or additional information which may reasonably be requested by the FTC and the DOJ and any other Governmental Authority in connection with such filings and shall comply in all material respects with all applicable Laws relating thereto.

(b) Without limiting the generality of the foregoing: (i) Purchaser shall and, shall cause its Subsidiaries and Affiliates to, promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act, the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”) that may be required by any Governmental Authority, so as to enable the parties to cause the Closing to occur as soon as practicable and in any event prior to the Termination Date, including (A) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by order, consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, disposition or hold separate of such assets or businesses of Purchaser or the Company or their respective Subsidiaries (or, in the case of Purchaser, its Affiliates), or otherwise offering to take or offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Purchaser or the Company or their respective Subsidiaries (or, in the case of Purchaser, its Affiliates) to the extent legally permissible, and if the offer is accepted, taking or committing to take such action; (B) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Purchaser or the Company or their respective Subsidiaries or Affiliates; (C) creating any relationships, ventures, contractual rights, obligations or other arrangements of Purchaser or the Company or their respective Subsidiaries or Affiliates; and (D) entering or offering to enter into agreements and stipulating to the entry of an order or decree or filing appropriate applications with any Governmental Authority in connection with any of the actions contemplated by the foregoing clauses (A) through (C) (provided that neither Representative nor the Company shall be obligated to take any such action unless the taking of such action is conditioned upon the consummation of the Merger and the other transactions contemplated by this Agreement), in each case, as may be necessary, required or advisable in order to obtain clearance under the HSR Act or other applicable Antitrust Laws, to avoid the entry of, or to effect the dissolution of or to vacate or lift, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would otherwise have the effect of restraining, preventing or delaying the consummation of the Merger or the other transactions contemplated hereby, or to avoid the commencement of any action or proceeding that seeks to prohibit the Merger or any other transaction contemplated by this Agreement; and (ii) if any objections are asserted with respect to the Merger or the other transactions contemplated hereby under the HSR Act or other applicable Antitrust Laws or if any Proceeding, whether judicial or administrative, is instituted by any Governmental Authority or any private party challenging the Merger or any of the other transactions contemplated hereby as violative of the HSR Act or other applicable Antitrust Laws, each of the Company and Purchaser shall cooperate with one another and Purchaser shall use its best efforts to: (X) oppose or defend against any action to prevent or enjoin consummation of the Merger and the other transactions contemplated hereby and/or (Y) take such action as necessary to overturn any action by any Governmental Authority or private party to block consummation of the Merger and any of the other transactions contemplated hereby, including by defending any action or proceeding brought by any Governmental Authority or private party in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Law or Order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Merger or the other transactions contemplated hereby, or in order to resolve any such objections or challenge as such Governmental Authority or private party may have to such transactions under such Laws so as to permit consummation of the Merger and the other transactions contemplated by this Agreement. Except as may be prohibited by any Governmental Authority or by any Law, Purchaser, on the one hand, and the Company on the other, will, reasonably consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Proceeding under or relating to the HSR Act. In addition, except as may be prohibited by any Governmental Authority or by any Law, in connection with any Proceeding under or relating to the HSR Act, each of Purchaser, on the one hand, and the Company, on the other, will permit outside counsel of the other party to be present at each meeting or conference relating to any such Proceeding and to be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such Proceeding.

(c) The Company and Purchaser shall promptly notify the other party of any correspondence or contact with the DOJ, the FTC or any other Governmental Authority and except as may be prohibited by any Governmental Authority or by any Law, or as necessary to preserve any applicable legal privilege, shall furnish to the other party (if necessary or advisable, on an outside counsel basis) all such information in its possession as may be necessary for the completion of any required reports or notifications.

8.3 Public Announcements. Between the date of this Agreement and the Closing Date, except to the extent required by applicable Laws, neither Purchaser nor the Company shall, directly or indirectly, issue any press release or public announcement or disclosure of any kind concerning the transactions contemplated by this Agreement without the prior written consent of such other party. In the event any such public announcement, release or disclosure is required by applicable Laws, Purchaser and the Company shall consult with one another regarding, and in good faith consider any comments received from one another with respect to, any such public announcement, release or disclosure.

8.4 Resignations. The Company shall use commercially reasonable efforts to obtain and deliver to Purchaser at the Closing evidence reasonably satisfactory to Purchaser of the resignation, effective as of the Effective Time, of all directors of the Company Group designated by Purchaser in writing to the Company not less than five (5) Business Days prior to the Closing.

ARTICLE 9

CONDITIONS PRECEDENT

9.1 Conditions to Each Party’s Obligation. The respective obligations of the parties hereto to effect the transactions contemplated hereby are subject to the satisfaction, at or prior to the Closing, of the following conditions, unless waived, in whole or in part, by Purchaser and the Company:

(a) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(b) No Injunctions or Restraints. No Order or other Law preventing the consummation of the transactions contemplated by this Agreement shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority, which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn by the Effective Time.

9.2 Conditions to Obligation of Purchaser and Merger Sub. The obligation of Purchaser and Merger Sub to effect the transactions contemplated hereby is subject to the satisfaction, at or prior to the Closing, of the following conditions, unless waived, in whole or in part, by Purchaser:

(a) Company Representations and Warranties. Each of the representations and warranties of the Company set forth in Article 3 of this Agreement shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality,” “Material Adverse Effect” or words of similar import set forth therein) as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Signing Stockholder Representations and Warranties. Each of the representations and warranties of the Signing Stockholders set forth in Article 4 of this Agreement shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality,” “Material Adverse Effect” or words of similar import set forth therein) as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect.

(c) Performance of Covenants and Obligations. Other than the deliveries pursuant to Section 2.4(c), which shall be performed as expressly provided therein, the Company shall have performed or complied in all material respects with all obligations and covenants required to have been performed or complied with by it under this Agreement at or prior to the Closing.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(e) Deliveries. The Company shall have made and tendered, or caused to be made and tendered, delivery of all of the items required by Section 2.4(c).

9.3 Conditions to Obligations of the Company. The obligation of the Company to effect the transactions contemplated hereby, including the Merger, is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by the Company:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser and Merger Sub set forth in Article 5 of this Agreement shall be true and correct in all respects (without giving effect to any qualifications or limitations as to “materiality” or words of similar import set forth therein) as of the Closing as though made at and as of such time (other than such representations and warranties as are made as of an earlier date, which shall be so true and correct as of such date); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of any inaccuracies of such representation and warranties would be reasonably likely to have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.

(b) Performance of Covenants and Obligations of Purchaser and Merger Sub. Other than the deliveries pursuant to Section 2.4(b), which shall be performed as expressly provided, each of Purchaser and Merger Sub shall have performed or complied in all material respects with all obligations and covenants required to have been performed or complied with by it under this Agreement at or prior to the Closing.

(c) Deliveries. The Purchaser shall have made and tendered, or caused to be made and tendered, delivery of all of the items required by Section 2.4(b).

ARTICLE 10

INDEMNIFICATION

10.1 Survival of Representations, Warranties and Covenants. All representations and warranties of the Company, the Signing Stockholders, Purchaser and Merger Sub made herein, in any Letter of Transmittal or Option Surrender/Exercise Form or in any Schedule delivered pursuant hereto shall survive the Closing and shall remain in effect for a period of six (6) months after the Closing Date and shall thereupon terminate and be of no further force and effect; provided, however, that the representations and warranties under the first three sentences of Section 3.2 (Capital Structure of the Company), Section 3.3 (Options), Section 4.1 (Power and

Authority), Section 4.2 (Due Execution; Authorization), Section 4.3 (Ownership of Shares) and the representations and warranties as to title to shares contained in the Letters of Transmittal (collectively, the “Fundamental Representations”) shall survive for the applicable statute of limitations with respect to the rights of third party claimants, plus ninety (90) days; and provided, further, that this Section 10.1 shall not prohibit any claim for Indemnified Losses pursuant to Section 10.2 after such applicable survival period with respect to Indemnified Losses as to which the Indemnifying Party has received notice in accordance with this Article 10 prior to the expiration of such survival period. Other than for longer periods provided in the first sentence of this Section 10.1 with respect to Fundamental Representations, no claim for a breach of any covenant or agreement of the Company, the Signing Stockholders, Purchaser or Merger Sub contained in this Agreement that by its nature is required to be performed at or prior to the Closing may be brought after the date that is six (6) months following the Closing Date unless notice of such claim is provided by the party that will be bringing such a claim to the party against whom such a claim will be brought prior to or on the date that is six (6) months following the Closing Date. All covenants and agreements of the Company, the Signing Stockholders, Purchaser and Merger Sub contained in this Agreement that by their nature are required to be performed after the Closing shall survive the Closing in accordance with their respective terms.

10.2 Indemnification.

(a) The Securityholders severally in proportion to their Pro Rata Share, and not jointly and severally, hereby agree to indemnify and hold Purchaser, the Surviving Corporation, their respective shareholders, directors, officers, employees, Affiliates, successors, assigns and agents of each of them (collectively, the “Purchaser Indemnified Parties”) harmless from, against and in respect of, any and all claims, losses, damages, liabilities, expenses or costs (“Losses”), plus reasonable attorneys’ fees and expenses incurred in connection with Losses and/or enforcement of this Agreement (subject to the limitations set forth herein, including Section 10.5(f), in all, “Indemnified Losses”), incurred by any of them to the extent resulting from (and effective as of Closing, each Securityholder hereby relinquishes any claim for contribution from the Company or the Surviving Company with respect to):

(i) any breach of the representations and warranties contained in Article 3; or

(ii) any breach of any covenant, agreement or obligation contained in this Agreement by the Company Group prior to the Closing.

(b) In addition to its obligations under Section 10.2(a), each Securityholder hereby agrees to indemnify and hold the Purchaser Indemnified Parties harmless from, against and in respect of, any and all Indemnified Losses incurred by any of them to the extent resulting from any breach of the representations and warranties made by such Securityholder in Article 4 or contained in such Securityholder’s Letter of Transmittal or US Option Surrender Form, as applicable; provided, for the avoidance of doubt, that no Securityholder shall be liable for any breach of a representation or warranty made by any other Securityholder in Article 4 or contained in any other Securityholder’s Letter of Transmittal or US Option Surrender Form.

(c) Purchaser hereby agrees to indemnify and hold the Securityholders and their respective shareholders, directors, officers, employees, Affiliates, successors, assigns and agents of each of them (collectively, the “Securityholder Indemnified Parties”) harmless from, against and in respect of any and all Indemnified Losses incurred by any of them to the extent resulting from:

(i) any breach of the representations and warranties contained in Article 5; or

(ii) any breach of any of the covenants of Purchaser or the Surviving Company contained in this Agreement.

The Representative shall have the right to enforce the provisions of this Section 10.2(c) on behalf of the Securityholders.

(d) In addition to any other indemnification granted under Section 10.2(a) or Section 10.2(b) herein, the Securityholders, severally in proportion to their Pro Rata Share, and not jointly and severally, shall indemnify, defend and hold harmless any Purchaser Indemnified Parties from and against any Indemnified Losses sustained by any Purchaser Indemnified Parties in connection with the matters set forth on Schedule 10.2(d). The indemnity set forth in this Section 10.2(d) shall survive for six (6) months from the Closing Date unless notice of such claim is provided by the applicable Purchaser Indemnified Party prior to or on the date that is six (6) months following the Closing Date.

10.3 Claims Procedure; Participation in Litigation.

(a) Procedure for Claims. For purposes hereof, a Party claiming a right to indemnification shall be referred to as the “Indemnified Party” and the Party against whom such indemnification claim is made shall be referred to as the “Indemnifying Party”; provided that, with respect to any notices, responses, consents or approvals (but for the avoidance of doubt, not indemnification) to be provided by or to (i) an Indemnifying Party in connection with a claim pursuant to Section 10.2(a) or Section 10.2(d), references in this Agreement to the Indemnifying Party shall mean the Representative and (ii) an Indemnified Party in connection with a claim pursuant to Section 10.2(c), references in this Agreement to the Indemnified Party shall mean the Representative. An Indemnified Party wishing to assert a claim for indemnification under Section 10.2 (other than a third-party claim covered by Section 10.3(b) below) shall deliver to the Indemnifying Party a certificate (an “Officer’s Certificate”) signed by any officer of the Indemnified Party, if a Purchaser Indemnified Party, or by the Representative, if a Securityholder Indemnified Party, (A) stating that an Indemnified Party has paid, sustained or incurred, or reasonably anticipates that it will have to pay, sustain or incur Indemnified Losses (the aggregate amount of such Indemnified Losses being referred to as the “Claimed Amount”), (B) specifying in reasonable detail the facts pertinent to such claim(s), the individual items of Indemnified Losses included in the amount so stated, the method of computation thereof and the basis for indemnification to which such item is related and (C) demanding payment of the Claimed Amount. Within twenty (20) Business Days after delivery of such Officer’s Certificate, the Indemnifying Party shall deliver to the Indemnified Party a written response in which the Indemnifying Party shall: (1) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, (2) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) or (3) contest that the Indemnified Party is entitled to receive any of the Claimed Amount. In the case of (1) or (2) above where the Indemnified Party is a Purchaser Indemnified Party, the Representative and the Indemnified Party shall deliver to the Escrow Agent, within three (3) Business Days following delivery of the response, a written notice executed by both such parties instructing the Escrow Agent to distribute to the Indemnified

Party, from and to the extent of the Indemnity Escrow Amount, an amount equal to the Claimed Amount or Agreed Amount, as applicable. If the Indemnifying Party in such response contests the payment of all or part of the Claimed Amount, then the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute in accordance with Section 10.3(c) below.

(b) Procedure for Third-Party Claims. All claims for indemnification made under Section 10.2 resulting from, related to or arising out of a third-party claim against an Indemnified Party shall be made in accordance with the following procedures. In the event an Indemnified Party becomes aware of a third-party claim which such Indemnified Party reasonably believes may result in any Indemnified Losses (without giving effect to the limitations in Section 10.5) (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party of such claim by delivery of an Officer’s Certificate to such Indemnifying Party. Delay or failure in so notifying the Indemnifying Party shall relieve the Indemnifying Party of obligations under Section 10.2 only to the extent, if at all, that such Indemnifying Party is prejudiced by reason of such delay or failure. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any Third-Party Claim unless the portion of such Third-Party Claim for which the Indemnifying Party would be obligated to provide indemnification pursuant to this Article 10 (after giving effect to the limitations in Section 10.5 and all other claims for indemnification under this Agreement) is less than 50% of the aggregate Losses claimed in such Third-Party Claim (or, if the amount of Losses is not specified, a reasonable estimate thereof). If the Indemnifying Party is entitled to and elects to defend against, negotiate, settle or otherwise deal with a Third-Party Claim, it shall, within 60 days of the Indemnifying Party’s receipt of the Officer’s Certificate with respect to such Third-Party Claim, notify the Indemnified Party of its intent to do so. If the Indemnifying Party shall assume the defense of any Third-Party Claim, the Indemnified Party may participate, at his or its own expense, in the defense of such Third-Party Claim. The Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment with respect thereto unless such settlement, compromise or judgment contains an unqualified release of the Indemnified Party from all liability in respect of the Third-Party Claim. If the Indemnifying Party is not entitled to or elects not to defend against, negotiate, settle or otherwise deal with any Third-Party Claim, the Indemnified Party shall defend against, negotiate, settle or otherwise deal with such Third-Party Claim using counsel reasonably acceptable to the Indemnifying Party. The party controlling the defense of any Third-Party Claim (the “Controlling Party”) shall (i) permit the other party (the “Non-Controlling Party”) to participate, at his or its own expense, in the defense of such Third-Party Claim, (ii) conduct the defense of such Third-Party Claim with reasonable diligence and keep the Non-Controlling Party reasonably informed of material developments in such Third-Party Claim at all stages thereof, (iii) promptly submit to the Non-Controlling Party copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith, (iv) permit the Non-Controlling Party and its counsel to confer on the conduct of the defense thereof and (v) permit the Non-Controlling Party and its counsel an opportunity to review all legal papers to be submitted prior to their submission and consider in good faith any comments from the Non-Controlling Party and its counsel thereto. Notwithstanding anything to the contrary in this Section 10.3, the Indemnified Party shall not, without the written consent of the Indemnifying Party, settle or compromise any Third-Party Claim or permit a default or consent to entry of any judgment with respect thereto without the prior written consent of the Indemnifying Party. In the event the Indemnified Party fails to diligently pursue the defense of any Third-Party Claim, the

Indemnifying Party shall thereafter have the right to defend against, negotiate, settle or otherwise deal with such Third-Party Claim notwithstanding the limitation in the fourth sentence of this Section 10.3(b). The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its counsel in the investigation, trial and defense of any Third-Party Claim and any appeal arising therefrom and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Indemnifying Party and its agents and representatives to, and reasonable retention by the Indemnified Party of, records and information which have been identified by the Indemnifying Party as being reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Resolution of Conflicts. In case the Indemnifying Party shall object in writing to any claim or claims made in any Officer’s Certificate, the Indemnifying Party and Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within forty-five (45) days following the delivery by the Indemnifying Party of its response to such Officer’s Certificate. If the Indemnifying Party and Indemnified Party should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and, in the case of a claim against the Indemnity Escrow Amount, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Indemnity Escrow Amount in accordance with the terms thereof.

10.4 Purchase Price Adjustment. With respect to any indemnity payment under this Article 10, the Parties agree to treat, to the extent permitted by Law, all such payments as an adjustment to the Final Merger Consideration paid hereunder.

10.5 Limitations.

(a)(i) In the event of any claim for indemnity under Section 10.2(a)(i) (other than any claim for a breach of a Fundamental Representation), Section 10.2(b) or Section 10.2(d), a Purchaser Indemnified Party shall not be entitled to indemnification therefor unless such Purchaser Indemnified Party has sustained Indemnified Losses in excess of $5,250,000 in the aggregate (the “Threshold”), in which case the Purchaser Indemnified Parties shall be entitled to all sustained Indemnified Losses that are in excess of the Threshold (subject to Section 10.5(a)(ii) below); provided, however, that in the event of any claim for indemnity under Section 10.2(a)(i) (other than any claim for a breach of a Fundamental Representation), Section 10.2(b) or Section 10.2(d), the Securityholders shall only be liable for indemnification under this Article 10 for individual Indemnified Losses (that are not related to any other Indemnified Losses) that are in excess of $75,000 (a “Qualifying Loss”), provided, that for the avoidance of doubt, whenever multiple situations exist that give rise to an Indemnified Loss or Indemnified Losses based on the same or substantially the same set of actions, inactions, facts or circumstances, such multiple situations shall be aggregated to constitute a single Indemnified Loss for purposes of determining Qualifying Losses in accordance with the preceding clause. Only Qualifying Losses shall be taken into account in determining whether the Threshold has been satisfied.

(ii) Except in the limited circumstances expressly provided in Sections 10.5(h) and 10.6, and except for any claim for a breach of a Fundamental Representation, notwithstanding anything to the contrary herein, the Purchaser

Indemnified Parties shall not be entitled to indemnification under this Agreement for any Indemnified Losses in excess of the then remaining portion of the Indemnity Escrow Amount.

(b) Notwithstanding anything to the contrary in this Agreement, (i) the Purchaser Indemnified Parties shall not be entitled to indemnification with respect to any Losses to the extent that such Losses are reflected in Final Working Capital and (ii) all Losses under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement.

(c) Notwithstanding anything contained herein or elsewhere to the contrary, all “material” or similar materiality type qualifications contained in the representations and warranties set forth in this Agreement (other than the representations and warranties set forth in Sections 3.1 (Organization, Good Standing and Other Matters; Subsidiaries), 3.5 (No Conflict; Required Filings and Consents), 3.6 (Financial Statements; Absence of Undisclosed Liabilities; Indebtedness), 3.8 (Absence of Certain Changes and Events), 3.9 (Necessary Property and Transfer of Assets), 3.15 (Tax Matters), 3.16(a) (Material Contracts), and 3.22 (Customers and Suppliers) and other than “material” or similar materiality type qualifications contained in the definitions of “Material Contract” and “Permitted Liens”) shall be ignored and not given any effect for the indemnification provisions of this Agreement, including, without limitation, for purposes of (i) determining the amount of any Losses incurred with respect to the indemnification provisions hereof, (ii) determining whether or not a breach of a representation or warranty has occurred and (iii) determining whether the thresholds in Section 10.5(a) have been surpassed.

(d) Each of the parties agrees to take all reasonable steps to mitigate its respective Indemnified Losses upon the occurrence of any event or condition that would reasonably be expected to result in Losses that are indemnifiable hereunder. In addition, Purchaser acknowledges and agrees that the Securityholders shall not have any liability under any provision of this Agreement to the extent that the applicable Loss relates to action taken by or on behalf of any Purchaser Indemnified Party after the Closing.

(e) No information or knowledge acquired, or investigations conducted, by Purchaser or its representative, of the Company or otherwise, shall in any way limit, or constitute a waiver of, or a defense to, any claim for indemnification by Purchaser or any Purchaser Indemnified Party under this Agreement; provided, however, that no Purchaser Indemnified Party shall be entitled to indemnification under this Agreement for any breach of representation, warranty or covenant of which Purchaser had actual Knowledge at or prior to the Closing.

(f) The amount of any Indemnified Losses for which indemnification is provided under this Article 10 shall be net of (i) any amounts recovered or recoverable by the Indemnified Party under insurance policies or otherwise with respect to such Indemnified Losses and (ii) the amount of any Tax benefit actually recognized in cash in the year of such Indemnified Loss or the immediately subsequent year by the Indemnified Party in connection with such Indemnified Loss or any of the circumstances giving rise thereto.

(g) Notwithstanding anything in this Agreement to the contrary, no party shall, in any event, be liable to any other Person in respect of any claims arising out of the transactions contemplated by this Agreement for any punitive damages (other than punitive damages required to be paid to a third party pursuant to a Third-Party Claim), or for any damages

(other than damages required to be paid to a third party pursuant to a Third-Party Claim) that are not recoverable in a claim for breach of contract under the laws of the State of Delaware.

(h) Notwithstanding anything in this Agreement to the contrary, except in the limited circumstances expressly provided in this Section 10.5(h) and Section 10.6 and with respect to the Fundamental Representations, recovery from the Indemnity Escrow Amount shall be the sole and exclusive remedy available to any Purchaser Indemnified Party for any claims against the Securityholders, or otherwise, arising out of or relating to any breach of any representation, warranty, covenant or agreement contained herein, or any right to indemnification under Section 10.2(d), and on the date that the amount of cash in the Escrow Account attributable to the Indemnity Escrow Amount is reduced to zero, the Purchaser Indemnified Parties shall have no further rights to indemnification under this Article 10; provided, however, that (i) the foregoing limitation shall not apply to any Indemnified Losses relating to the breach by any Securityholder of its respective representations and warranties contained in Article 4 or its Letter of Transmittal or US Option Surrender Form, as applicable, and (ii) all indemnification claims in respect of Indemnified Losses of the type described in the preceding clause (i) shall be made directly against the applicable Securityholder and not from the Indemnity Escrow Amount; provided, further, that in the event that any Indemnified Losses of the type described in the preceding clause (i) have not been paid in full at any time that funds are to be released from the Escrow Account to one or more Securityholders with an obligation to pay such Indemnified Losses, funds from the Escrow Account that are attributable to such Securityholders shall be paid to the applicable Purchaser Indemnified Parties in satisfaction of any such Indemnified Losses. Notwithstanding the foregoing, the liability of each Securityholder for Indemnified Losses relating to this Agreement, including Indemnified Losses relating to any breach by such Securityholder its respective representations and warranties contained in Article 4 or its Letter of Transmittal or US Option Surrender Form, as applicable, shall be limited to an amount equal to the aggregate payment received by such Securityholder at the Closing and any available funds in the Escrow Account attributable to such Securityholder.

10.6 Exclusive Remedies. Anything contained in this Agreement to the contrary notwithstanding, the indemnification rights set forth in this Article 10, all of which are subject to the terms, limitations, and restrictions of this Article 10, shall be the sole and exclusive remedy after Closing for any and all claims arising out of or related to this Agreement or the transactions contemplated hereby, including claims based on any breach of a representation, warranty, covenant, or agreement under this Agreement, except that the foregoing shall not apply to any remedies for monetary damages (i) that an Indemnified Party may have for the actual, knowing and intentional fraud of any of the Persons listed on Schedule 10.6 with respect to a representation or warranty contained in this Agreement (provided that no such claim for fraud may be brought following the second (2nd) anniversary of the Closing Date) or (ii) that an Indemnified Party may have against a Securityholder who is not a Person listed on Schedule 10.6 for such Securityholder’s actual, knowing and intentional fraud (it being understood and agreed that any claim described in this clause (ii) shall be made directly against the applicable Securityholder and not from the Indemnity Escrow Amount; provided that in the event that any Losses with respect to such claim have not been paid in full at any time that funds are to be released from the Escrow Account to such Securityholder, funds from the Escrow Account that are attributable to such Securityholder shall be paid to the applicable Purchaser Indemnified Parties in satisfaction of such Losses), and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by Law. The provisions of this Section 10.6 and the limited remedies provided in Section 2.12, Article 10 and Section 12.14 were specifically bargained for by the parties hereto and were taken into account by the parties hereto in arriving at the Enterprise Value and the terms and conditions of this Agreement. The Company and the Securityholders have specifically relied upon the provisions of this Section 10.6 and the limited remedies provided in Section 2.12, Article 10 and Section 12.14 in agreeing to the Enterprise Value and the terms and conditions of this Agreement.

ARTICLE 11

TERMINATION

11.1 Events of Termination. This Agreement may be terminated prior to the Closing:

(a) by mutual consent of Purchaser and the Company;

(b) by written notice from Purchaser to the Company, if there has been a breach of any representation, warranty or covenant made by the Company in this Agreement, such that the conditions in Sections 9.1 or 9.2 are not capable of being satisfied and which has not been cured by the Company within ten (10) Business Days after receipt of written notice from Purchaser requesting such breach to be cured; provided, that the right to terminate this Agreement pursuant to this Section 11.1(b) shall not be available to Purchaser if the failure of Purchaser to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted in, such breach;

(c) by written notice from the Company to Purchaser, if there has been a breach of any representation, warranty or covenant made by Purchaser in this Agreement, such that the conditions in Sections 9.1 or 9.3 are not capable of being satisfied and which has not been cured by Purchaser within ten (10) Business Days after receipt of written notice from the Company requesting such breach to be cured; provided, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to the Company if the failure of the Company to fulfill any of its obligations under this Agreement has been the primary cause of, or resulted in, such breach;

(d) by written notice from either the Company or Purchaser to the other, if any Governmental Authority shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable; or

(e) by written notice from Purchaser or the Company to the other, to the extent that the Closing Date has not occurred on or prior to March 31, 2012 (the “Termination Date”); provided, however, (i) either Purchaser or the Company shall have the option to extend the Termination Date for one additional period not to exceed sixty (60) days if all other conditions to consummation of the Closing are satisfied or capable of then being satisfied and the sole reason that the Closing has not been consummated by such date is that the condition set forth in Section 9.1(a) has not been satisfied and Purchaser or the Company are still attempting to satisfy such condition, and (ii) that the party exercising its right to so terminate this Agreement pursuant to this 11.1(e) shall not have been responsible for such failure of the Closing to occur through a breach of any of its representations, warranties or covenants contained in this Agreement.

11.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 11.1, all further obligations of the parties hereto under this Agreement (other than pursuant to the Confidentiality Agreement and Article 12 of this Agreement, which shall continue in full force and effect) shall terminate without further liability or obligation to the other parties hereunder; provided, that the term of the Confidentiality Agreement shall not be affected by the termination of this Agreement, shall survive any such termination and be automatically extended until such date that is two (2) years following the date of termination of this Agreement; provided, further, that nothing in this Section 11.2 shall relieve any party hereto from liability, whether at Law or equity, in contract, in tort or otherwise, for its willful and intentional breach of this Agreement prior to the effective date of termination. For purposes of this Agreement, a “willful and intentional” breach means a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement.

ARTICLE 12

GENERAL PROVISIONS

12.1 Updates to Schedules. The Company may (but shall not be required to), from time to time prior to or on the Closing Date, by notice in accordance with this Agreement, supplement or amend the Schedules hereto, with respect to any matter occurring after the date hereof which would constitute a breach of any representation or warranty herein. Any such supplement or amendment shall not be given effect for purposes of determining whether the conditions set forth in Article 9 have been satisfied, but in the event the Closing occurs, all such supplements and amendments shall be given effect for purposes of determining whether there has been a breach of the applicable representations and warranties for purposes of the indemnification provisions in Article 10.

12.2 Representative.

(a) The Representative is hereby appointed, authorized and empowered to act as a representative by and for the benefit of the Securityholders, as the exclusive agent and attorney in fact to act on behalf of each Securityholder in connection with, and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority:

(i) to execute and deliver this Agreement and the Escrow Agreement (with such modifications or changes therein as to which the Representative, in its sole discretion, shall have consented) on behalf of the Securityholders and to agree to such amendments or modifications thereto as the Representative, in its sole discretion, determines to be desirable;

(ii) to execute and deliver such waivers and consents in connection with this Agreement, the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby as the Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement;

(iii) to collect and receive all moneys and other proceeds and property payable to the Securityholders from the Escrow Account as described herein or otherwise payable to the Securityholders pursuant to this Agreement, including the funds in the Escrow Account and any portion of or earnings accrued thereon which may be distributable to the Securityholders, in accordance with the Escrow Agreement, and, subject to any applicable withholding retention laws, to disburse and pay the same to each Securityholder in accordance with the terms of this Agreement;

(iv) as the Representative, to enforce and protect the rights and interests of the Securityholders and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement and each other agreement, document, instrument or certificate referred to herein or the transactions provided for herein, and to take any and all actions which the Representative believes are necessary or appropriate under this Agreement and the Escrow Agreement for and on behalf of the Securityholders, including asserting or pursuing any Claim against Purchaser or the Company, defending any third party Claims or Claims by any Purchaser Indemnified Party, consenting to, compromising or settling any such Claims, conducting negotiations with any Purchaser Indemnified Party or the Company and their respective representatives regarding such Claims, and, in connection therewith, to (A) assert any Claim or institute any action, proceeding or investigation, (B) investigate, defend, contest or litigate any Claim, action, proceeding or investigation initiated by Purchaser or the Company or any other Person, or by any Governmental Authority against the Representative, any or all of the Securityholders, the Escrow Amount or Representative Expense Amount and receive process on behalf of any or all of the Securityholders in any such Claim, action, proceeding or investigation and compromise or settle on such terms as the Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to any such Claim, action, proceeding or investigation, (C) file any proofs of debt, claims and petitions as the Representative may deem advisable or necessary, and (D) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation (it being understood that the Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions);

(v) to refrain from enforcing any right of the Securityholders or any of them and/or the Representative arising out of or under or in any manner relating to this Agreement and the Escrow Agreement, or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Representative, except as otherwise provided in this Agreement or in the Escrow Agreement, shall be deemed a waiver of any such right or interest by the Representative or by such Securityholders unless such waiver is in writing signed by the waiving party or by the Representative;

(vi) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, unit powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Escrow Agreement and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith;

(vii) to provide notice and instructions to the Escrow Agent and to authorize disbursement of funds from the Escrow Account in accordance with this Agreement; and

(viii) to make any payments or pay any expenses under or in connection with this Agreement or on behalf of the Securityholders.

(b) The Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but shall be entitled to the payment of all its third party expenses incurred as the Representative. In connection with this Agreement, and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Representative hereunder (i) the Representative shall incur no responsibility whatsoever to any Securityholders by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with the Escrow Agreement or any such other agreement, instrument or document, excepting only responsibility for any act or failure to act which represents willful misconduct and (ii) the Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Representative pursuant to such advice shall in no event subject the Representative to liability to any Securityholder.

(c) In the event that any amount is owed to the Representative, whether for fees, expense reimbursement or indemnification, that is in excess of the Representative Expense Amount, the Representative shall be entitled to be reimbursed by the Securityholders, and the Securityholders agree to so reimburse the Representative, and made whole for such shortfall. Upon written notice from the Representative to the Securityholders as to the existence of a shortfall, including a reasonably detailed description as to such shortfall, each Securityholder shall promptly deliver to the Representative full payment of his or her ratable share of the amount of such shortfall based upon such holder’s pro rata portion of the Final Merger Consideration.

(d) The Purchaser and the Surviving Company shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement (including the Escrow Agreement) all of which actions or omissions shall be legally binding upon the Securityholders.

(e) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Securityholder and (ii) shall survive the consummation of the transactions contemplated hereby.

12.3 Entire Agreement; Amendment. This Agreement, including the Schedules hereto and the other documents referred to herein which form a part hereof, and the Confidentiality Agreement, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) between the parties with respect to such subject matter (other than the Confidentiality Agreement). This Agreement may be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement executed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. Upon the Closing, the Confidentiality Agreement shall automatically terminate and none of the parties thereto shall have any further liability or obligation thereunder.

12.4 No Waiver. The failure of a party to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or provision or any other term or provision of this Agreement.

12.5 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Any such term or provision held invalid, illegal, or incapable of being enforced only in part or degree will remain in full force and effect to the extent not held invalid, illegal, or incapable of being enforced. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable Law.

12.6 Expenses and Obligations. Subject to Section 2.12 and Section 2.15, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such expenses; provided, however, that Purchaser shall pay any filing fees which relate to any required governmental filing or notification, including filing fees under the HSR Act.

12.7 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by facsimile transmission (with written confirmation of delivery), or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to Purchaser or Merger Sub, or to the Surviving Company:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

Attention: General Counsel

Fax: (314) 286-8072

with a copy to (which will not constitute notice to Purchaser or Merger Sub):

Bryan Cave LLP

One Metropolitan Square, Suite 3600

211 North Broadway

St. Louis, MO 63102

Attention: Frederick W. Bartelsmeyer

Fax: (314) 259-2020

If to the Company prior to the Closing:

BioReliance Holdings, Inc.

14920 Broschart Road

Rockville, Maryland 20850

Attention: Charles Harwood

Fax: (301) 610-2592

with a copy to (which will not constitute notice to the Company):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: David M. Blittner

Fax: (212) 310-8007

If to the Representative:

Avista Capital Holdings, LP

65 East 55th Street, 18th Floor

New York, New York 10022

Attention: David Burgstahler and Ben Silbert

Fax: (212) 593-6918

with a copy to (which will not constitute notice to the Representative):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: David M. Blittner

Fax: (212) 310-8007

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if by hand delivery, on the date of transmission, if sent by facsimile, and one (1) Business Day after the date of sending, if mailed by nationally recognized overnight delivery service.

12.8 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one instrument.

12.9 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law principles that would require or permit the application of the laws of another jurisdiction.

12.10 Submission to Jurisdiction; Waivers. Each of the parties agrees that any legal action or proceeding with respect to this Agreement shall be brought in the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and, by execution and delivery of this Agreement, each party hereto hereby irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid court in any legal action or proceeding arising out of this Agreement. Each of the parties hereto hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the court referred to in the preceding sentence. Each party hereto hereby consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 12.7 hereof below its name and agrees that such service upon receipt shall constitute good and sufficient service of process or notice thereof. Nothing in this paragraph shall affect or eliminate any right to serve process in any other manner permitted by applicable Laws.

12.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCMENT HEREOF.

12.12 Rights Cumulative. All rights and remedies of each of the parties under this Agreement will be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or applicable Law.

12.13 Assignment. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the parties hereto. No assignment of this Agreement may be made by any party at any time, whether or not by operation of law, without the other parties’ prior written consent.

12.14 Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser, on the one hand, and the Company Group, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction and that this shall include the right of the Company Group to cause Purchaser to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Laws and to thereafter cause this Agreement and the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise. Each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall be automatically extended for so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement.

12.15 Third-Party Beneficiaries. Nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein. Notwithstanding the foregoing, from and after the Closing, Section 7.1 and Section 7.2 are made for the benefit of the Persons set forth therein, Article 2 is made for the benefit of the Securityholders, Article 5 is also made for the benefit of the Securityholders and Article 10 is made for the benefit of the Purchaser Indemnified Parties and the Securityholder Indemnified Parties. From and after the Closing, all of the Persons identified in the immediately preceding sentence shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement.

12.16 No Employee Benefit Plan Third Party Beneficiaries. No provision of this Agreement, including without limitation this Section 12.16, shall create any third-party beneficiary rights in any person, entity, or organization, including without limitation employees or former employees (including any beneficiary or dependent thereof) of the Company or the Securityholders, unions or other representatives of such employees or former employees, or trustees, administrators, participants, or beneficiaries of any Company Plan, and no provision of this Agreement shall create such third-party beneficiary rights in any such person or organization in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan that is or may in the future be maintained by Purchaser. No provision of this Agreement, including without limitation this Section 12.16, shall be deemed to amend any Company Plan or any employee benefit plan that is or may in the future be maintained by Purchaser.

12.17 Headings; Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” or “Article” or “Articles” refer to the corresponding Section or Sections or Article or Articles of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any reference in this Agreement to $ shall mean U.S. dollars. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. No party, or its counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party.

12.18 Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including without limitation any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

12.19 Legal Representation. Purchaser and the Company hereby agree, on their own behalf and on behalf of their directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Weil, Gotshal & Manges LLP (or any successor) may represent (a) any or all of the Securityholders (the “Seller Group”) or any director, member, partner, officer, employee or Affiliate of the Seller Group, or (b) the Representative, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, including under Article 7, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby (any such representation, the “Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Company and/or any of its Subsidiaries, and each of Purchaser and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Purchaser and the Company acknowledge that the foregoing provision applies whether or not Weil, Gotshal & Manges LLP provides legal services to the Company or any of its Subsidiaries after the Closing Date. Each of Purchaser and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Seller Group and their counsel prior to the Closing, including Weil, Gotshal & Manges LLP, made in connection with the negotiation, preparation, execution, delivery and performance under this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel and from and after the Closing, neither Purchaser, the Company, nor any Person purporting to act on behalf of or through Purchaser or the Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Purchaser and the Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Weil, Gotshal & Manges LLP and the Company, its Subsidiaries or any Person in the Seller Group occurring prior to the Closing in connection with any Post-Closing Representation.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Purchaser, Merger Sub and the Representative have caused this Agreement to be signed, all as of the date first written above.

BIORELIANCE HOLDINGS, INC.

By:	/s/ Charles C. Harwood, Jr.
Name: Charles C. Harwood, Jr.
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

STOCKHOLDERS:
(solely for purposed of Article 4, Section 6.4, Section 6.7, Article 10 and Article 12)

AVISTA CAPITAL PARTNERS, L.P.

By:	/s/ David Burgstahler
Name: David Burgstahler
Title: Authorized Representative

AVISTA CAPITAL PARTNERS (Offshore), L.P.

By:	/s/ David Burgstahler
Name: David Burgstahler
Title: Authorized Representative

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

STOCKHOLDERS:
(solely for purposed of Article 4, Section 6.4, Section 6.7, Article 10 and Article 12)

/s/ Charles C. Harwood, Jr.
Charles C. Harwood, Jr.

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

STOCKHOLDERS:
(solely for purposed of Article 4, Section 6.4, Section 6.7, Article 10 and Article 12)

/s/ David S. Walker
David S. Walker

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

AVISTA CAPITAL PARTNERS GP, LLC
(solely in its capacity as Representative)

By:	/s/ David Burgstahler
Name: David Burgstahler
Title: Authorized Representative

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

SIGMA-ALDRICH CORPORATION

By:	/s/ George L. Miller
Name: George L. Miller
Title: Senior Vice President, General Counsel and Secretary

SIGMA-ALDRICH HOLDING LLC

	By:	Sigma-Aldrich Corporation,
its Sole Member

By:	/s/ George L. Miller
Name: George L. Miller
Title: Senior Vice President, General Counsel and Secretary

SIGMA-ALDRICH ACQUISITION LLC

	By:	Sigma-Aldrich Holding LLC,
its Sole Member

		By:	Sigma-Aldrich Corporation,
its Sole Member

By:	/s/ George L. Miller
Name: George L. Miller
Title: Senior Vice President, General Counsel and Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]